UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 333-67414

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE DOW CHEMICAL COMPANY
2030 DOW CENTER
Midland, Michigan 48674

REQUIRED INFORMATION

Financial statements for the years ended December 31, 2013 and 2012, supplemental schedules for the year ended December 31, 2013, and Report of Independent Registered Public Accounting Firm.

Exhibits
23.1    Consent of Plante & Moran, PLLC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: June 26, 2014	BY: /s/ Bryan Jendretzke
Bryan Jendretzke
Global Benefits Director
Benefits and Plan Administrator

The Dow Chemical
Company Employees'
Savings Plan
Financial Statements as of and for the Years Ended
December 31, 2013 and 2012, Supplemental
Schedules as of and for the Year Ended
December 31, 2013, and Report of Independent
Registered Public Accounting Firm

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Dow Chemical Company
Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees’ Savings Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan at December 31, 2013 and 2012 and the changes in net assets for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2013, and the schedule of reportable transactions as of December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC
Elgin, Illinois
June 26, 2014

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 and 2012

	2013			2012
	Allocated Participant Directed	Unallocated Non-participant Directed	Total	Allocated Participant Directed	Unallocated Non-participant Directed	Total
Assets
Investments - at fair value (Notes 3 and 4)	$8,531,703,367	$1,006,126,190	$9,537,829,557	$7,545,752,142	$831,241,473	$8,376,993,615
Receivables - interest, dividends and other	24,880,525	7,261,746	32,142,271	33,920,112	854	33,920,966
Receivables - employer contributions	2,827,685	—	2,827,685	—	—	—
Receivables - participant notes	125,105,351	—	125,105,351	125,158,613	—	125,158,613
Total Assets	$8,684,516,928	$1,013,387,936	$9,697,904,864	$7,704,830,867	$831,242,327	$8,536,073,194
Liabilities
LESOP loan payables (Note 5)	$—	$91,571,513	$91,571,513	$—	$101,743,349	$101,743,349
Other payables	38,146,031	4,423,531	42,569,562	28,379,521	4,914,901	33,294,422
Total Liabilities	$38,146,031	$95,995,044	$134,141,075	$28,379,521	$106,658,250	$135,037,771
Net Assets Available For Benefits Reflecting All Investments At Fair Value	$8,646,370,897	$917,392,892	$9,563,763,789	$7,676,451,346	$724,584,077	$8,401,035,423
Adjustments From Fair Value To Contract Value For Fully Benefit- Responsive Investment Contracts	(51,577,588)	—	(51,577,588)	(113,534,522)	—	(113,534,522)
Net Assets Available For Benefits	$8,594,793,309	$917,392,892	$9,512,186,201	$7,562,916,824	$724,584,077	$8,287,500,901
See notes to the financial statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

	Allocated Participant Directed	Unallocated Non- Participant Directed	Total
Additions
Investment income
Net appreciation in fair value of investments (Note 3)	$1,240,356,232	$278,225,610	$1,518,581,842
Interest and dividends	139,269,789	30,503,370	169,773,159
Total investment income	1,379,626,021	308,728,980	1,688,355,001
Contributions
Employer	2,827,685	—	2,827,685
Employee	222,340,009	—	222,340,009
Total contributions	225,167,694	—	225,167,694

Interest on participant notes receivable	4,285,794	—	4,285,794
Allocation of 3,065,541 shares of common stock of The Dow Chemical Company, at market	106,089,999	—	106,089,999
Total additions	1,715,169,508	308,728,980	2,023,898,488

Deductions
Distributions and withdrawals	680,227,017	—	680,227,017
Administrative expenses	931,984	—	931,984
Interest expense	—	9,830,166	9,830,166
Allocation of 3,065,641 shares of common stock of The Dow Chemical Company, at market	—	106,089,999	106,089,999
Total deductions	681,159,001	115,920,165	797,079,166

Transfers
Transfers in	1,116,363	—	1,116,363
Transfers out	3,250,385	—	3,250,385
Net transfers	(2,134,022)	—	(2,134,022)

Net Increase	1,031,876,485	192,808,815	1,224,685,300

Net Assets Available for Benefits
Beginning of year	7,562,916,824	724,584,077	8,287,500,901
End of year	$8,594,793,309	$917,392,892	$9,512,186,201
See notes to financial statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 and 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN
The following description of The Dow Chemical Company Employees' Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document or Summary Plan Description for the legal description of the Plan's provisions.

General - The Plan is a defined contribution plan consisting of (1) a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code as of 1986, as amended (“Code”) and (2) a leveraged employee stock ownership plan (“LESOP”) which is intended to qualify as a stock bonus plan under Sections 401(a) and 4975(e)(7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers any person who is, or becomes, a regular employee of The Dow Chemical Company (the “Company” or “Dow”), or of certain of the Company's subsidiaries, subject to certain eligibility service requirements for part-time employees.

During 2012, the Triumph Seed Co., Inc. 401(k) Profit Sharing & Trust was merged into the Plan and Cal West Seeds LLC was authorized to participate in the Plan.

Employee Contributions - Plan participants generally may elect to contribute from 1% to 40% of their compensation, depending on the participant's eligible pay, limited to a 1% minimum contribution. Employees who do not exceed the gross compensation limits are limited to 40% of eligible pay in 0.5% increments, with a 1% minimum contribution. The maximum yearly gross compensation pre-tax or Roth 401(k) contribution made through payroll deductions was $17,500 in 2013. Participants who attained age 50 before the end of the plan year were eligible to make additional catch-up contributions in the amount of $5,500 in 2013. Plan participants may elect to increase, decrease, suspend, or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed. Newly hired eligible employees not electing to enroll (within 60 days of being hired) are automatically enrolled to contribute 3% of their eligible pay to the Plan, unless the employee elects to opt out. The automatic contributions will increase by 1% each year effective April 1 until the contribution rate reaches 6%, unless the employee designates otherwise. The contributions default to the applicable BTC Lifepath Fund based on the employee's date of birth, unless otherwise designated by the employee.

Company Contributions - In general, the Company's matching contribution provides a 100% match on the first 2% of eligible pay deferrals and a 50% match of the next 4% of eligible pay deferrals. Legacy Rohm and Haas Company employees' Company matching contributions are calculated as 100% of the first 3% of eligible pay deferrals and a 50% match of the next 3% of eligible pay deferrals. The Company's matching contribution is made in the form of Company stock from the LESOP. Employees may divest their Dow stock at any time and elect one of the other investment options available to them under the Plan.

In accordance with the provisions of the Plan, the Plan is required to release shares in proportion to the principal and interest paid on the LESOP loan as a percentage of beginning of year outstanding principal and interest. The shares released from unallocated LESOP shares are allocated to participants to satisfy the Company's matching requirements.

Except as otherwise provided by the Plan, if the required contributions are less than the value of shares released, the difference is allocated to participants (other than Legacy ROH Members) in the form of certain contingent matching contributions, and then to all participants, as an “Excess ESOP Shares Distribution” contribution. For the year ended December 31, 2013, the total number of shares allocated as contingent matching contributions and Excess ESOP Shares distribution contributions amounted to 1,170,776, with a market value of $51,982,454. The Company intends to allocate these shares to the participants in 2014.

If the required Company matching contributions under the provisions of the Plan are greater than the value of the shares released, the Company is required to make an additional contribution to cover the shortfall. No such Company contributions were required for the year ended December 31, 2013.

Dividends - Participants invested in The Dow Chemical Company common stock funds may elect to receive dividends as a distribution rather than reinvesting dividends within the participant account.

Account Valuation - Participant account balances reflect the total contributions made to the Plan by employees and the Company, plus investment results, less expenses and withdrawals.

Vesting - Participants are immediately vested in all amounts credited to their plan account, including employee contributions, the Company contributions, and investment earnings.

Benefits Distribution - Benefits are generally distributable upon termination of employment as a lump-sum payment or partial withdrawal or may be deferred until minimum distributions are required by law. Eligible retirees age 65 or older, or age 50 and over with at least 10 years of eligible service, may also request partial withdrawals from the Plan. Active employees may request in‑service distribution upon the attainment of age 59‑1/2. After‑tax withdrawals are available once every six months. In certain limited hardship situations (as defined by Internal Revenue Service (IRS) regulations), participants may withdraw up to 100% of their account balance.

Participant Notes Receivable - Active participants, retirees, and terminated participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum note receivable of $1,000. Participant notes receivable are limited to the smaller of:

•	50% of the total account balance or

•	$50,000 less the highest outstanding participant note receivable balance in the preceding 12 months

Note receivable repayments for active employees are made through payroll deductions, on an after‑tax basis, with a minimum term of six months and a maximum of 60 months for any purpose other than the purchase of a primary residence; and a minimum term of six months and a maximum of 120 months for participant note receivable for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the note receivable. This rate is equal to the prime rate on the last day of each calendar quarter before the loan is processed. The range of interest rates on notes receivable outstanding at December 31, 2013 and 2012 was 3.25% to 10.5% and 3.25% to 11.5%, respectively.
Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.

Administration - Administrative expenses of the trustee are charged to the Plan. The net assets of the Plan are held by Fidelity Management Trust Company (“Fidelity”), who acts as independent trustee, custodian, and recordkeeper for all the investments in the Plan. Fidelity manages certain plan investments. All transactions with Fidelity qualify as party-in-interest transactions.

Amendment or Termination - The Plan does not have an expiration date. The Company may at any time terminate, amend, or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date, and dividend and interest income is recorded when earned.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Temporary Investments - Temporary investments are investments in short‑term money market funds in the respective investment funds.

Investment Valuation and Income Recognition - Investments in the Plan consisting of common stock of the Company, mutual funds, futures and options derivative contracts, and common stock are stated at fair value based upon the quoted market value of such securities at year end. The investments in common/collective trusts are valued at net asset value per share (or its equivalent) of the fund, based on the fair market values of the underlying net assets. Due to their short‑term nature and liquidity, temporary investments are stated at outstanding balance, which approximates fair value. Fixed income securities and To Be Announced derivative contracts (see below for description) are valued using quoted market price and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models, and other pricing models. These models are primarily industry standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. Wrap contracts are valued based on the rebid price.

Investments of the Interest Income Fund (“Fund”) included in the Plan consist of Synthetic Guaranteed Investment Contracts (“Synthetic GICs”). Synthetic GICs operate similarly to an insurance company separate account investment contract, except that the assets are placed in a separate custodial account (owned by the Plan) rather than such assets being held in a separate account of the insurance company. A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities or common collective trusts holding similar investments. The Plan purchases a wrapper contract from financial services institutions.

In addition to holding certain assets, Synthetic GICs include features designed to provide participant liquidity at book value as well as periodic interest crediting rates. The liquidity feature is also known as “benefit responsiveness.” Synthetic GICs may be issued by banks, insurance companies, and other financial institutions.

The Synthetic GICs provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset monthly and the contracts provide that the crediting interest rates cannot be less than zero.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin‑offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan to qualify for exemption from federal income taxes or any required exemption of prohibited transaction under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value, is probable.

Synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not resolved, the non‑defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, losses may occur if the market  value of the Plan's assets, which were covered by the contract, is below  the  contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Changes in fixed income market conditions and interest rates may affect the yield to maturity and the market value of the underlying investments. Such changes could have a material impact on the Synthetic GIC's future interest crediting rates. In addition, participant withdrawals from and transfers out of the Interest Income Fund made according to Plan provisions are paid at contract value but funded through the market value liquidation of the underlying investments. This process of funding participant withdrawals and transfers from market value liquidations of underlying investments may also have an effect on future interest crediting rates.

The difference between the Fund's contract value and the related market value of underlying Fund investments is represented on the Plan's statements of net assets available for benefits as the “adjustments from fair value to contract value for fully benefit‑responsive investment contracts.”

All of the Plan's Synthetic GICs are considered to be fully benefit‑responsive and are therefore recorded at contract value in accordance with the accounting standards. The average yield for the Plan's Synthetic GICs was approximately 1.3% and .8% as of December 31, 2013 and 2012, respectively. The crediting interest rate was approximately 1.8% and 2.3% at December 31, 2013 and 2012, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Derivative Instruments - In order to manage interest rate exposures, investment managers are allowed to enter into derivative contracts. These derivative contracts consist of future contracts, including future option contracts, and To Be Announced Contracts (“TBA”). A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specific grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated futures exchange. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. A TBA is when a mortgage backed security issued by Freddie Mac, Fannie Mae or Ginnie Mae is purchased but the actual security is not assigned until 48 hours prior to trade settlement date. The Plan's investment policies specifically prohibit the use of derivatives for speculative purposes.

In connection with certain derivative instrument agreements, the Plan receives noncash collateral as security to mitigate the risk of counterparties not meeting obligations under the terms of the agreements. The noncash collateral received is not reflected in the net assets of the Plan, as the Plan does not sell or pledge the noncash collateral.

The net assets of the Plan reflect the fair value of the derivative instruments in a loss position as an offset against the fair value of derivative instruments in a gain position. Any gains or losses recognized on derivatives are recognized in current year investment income. The estimated fair values of derivative instruments at December 31, 2013 and 2012 are as follows:

Interest rate instruments:	2013	2012
Assets	$45,257,533	$48,547,460
Liabilities	44,429,011	48,023,895

Asset and liability derivatives are included in investments on the Statements of Net Assets Available for Benefits.

For the year ended December 31, 2013, the amounts of gain or loss recognized as investment income on the Statement of Changes in Net Assets Available for Benefits attributable to derivative instruments are as follows:

Interest rate instruments:
Futures	$5,568,088
TBA	(568,615)
$4,999,473

The Plan is not invested in any over-the-counter derivatives. All securities are settled through organized exchanges.

During 2013 and 2012, the derivative investments were primarily futures contracts and TBAs. The notional amount represents the contract amount, not the amount at risk. The absolute notional amount of interest rate instruments was $281 million and $166 million at December 31, 2013 and 2012, respectively.

Benefits Payable - Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. Benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2013 and 2012 were insignificant.

Federal Income Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated August 9, 2013 that the Plan is qualified and the trust established under the Plan is tax‑exempt under the appropriate sections of the Internal Revenue Code (the “Code”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. On January 31, 2014, the Company submitted an application for a new determination letter for the Plan in accordance with the IRS Cycle C filing procedures.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes it is no longer subject to tax examinations for years prior to 2010.

Risks and Uncertainties - The Plan invests in various investment instruments. At December 31, 2013, the Plan did have concentration of risk of the following:

•	United States equity markets through various investments in mutual and pooled funds (excluding target date funds);

•	Interest rate and credit risk through investments in the Interest Income Fund; and

•	The Dow Chemical Company credit risk through Dow stock investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The Plan's significant investments as of December 31, 2013 and 2012 are as follows:

	2013	2012
The Dow Chemical Company Stock - at fair value:
Dow Stock (1)	$781,240,555	$706,488,180
LESOP Allocated (2)	654,693,274	500,146,344
LESOP Unallocated (3)	1,006,126,156	823,077,248
Mutual funds - at fair value:
Fidelity Contrafund K (1)	584,509,545	441,097,416
S&P 500 Index Fund	1,024,905,963	792,687,525
Synthetic GICs:
IGT INVESCO ShrTrm Bond - at contract value	821,887,174	852,586,602

During the year ended December 31, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

The Dow Chemical Company Stock:
Dow Stock (1)	$229,722,663
LESOP Allocated (2)	184,444,754
LESOP Unallocated (3)	278,225,610
Common/collective trusts	437,700,251
Mutual funds	338,203,817
Common stock	6,580,273
Synthetic GICs:
Fixed Income Securities	24,053,356
Common/collective trusts	20,416,021
Wrap Contracts	(19,304)
Other	(745,599)
Net appreciation in fair value of investments	$1,518,581,842

(1)	Represents a party-in-interest to the Plan.

(2)	Participant directed and represents a party-in-interest to the Plan.

(3)	Non-participant directed and represents a party-in-interest to the Plan.

The Plan's investment in The Dow Chemical Company LESOP, at December 31, 2013 and 2012, is presented in the following table:

	2013		2012
	Allocated	Unallocated	Allocated	Unallocated
Number of Shares	14,745,344	22,660,499	15,474,825	25,466,499
Cost	$72,580,627	$356,721,064	$78,388,782	$391,472,993
Fair Value	$654,693,274	$1,006,126,156	$500,146,344	$823,077,248

4.FAIR VALUE

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

For investments classified as Level 1 (measured using quoted prices in active markets), the total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange in which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For investments classified as Level 2 (measured using significant other observable inputs), the Level 1 process is utilized where available (primarily for some debt securities). If the Level 1 process is not available, the underlying assets are valued based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that security. Market inputs are obtained from well established and recognized vendors of market data and placed through tolerance/quality checks.

For investments classified as Level 3, the total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. Both observable and unobservable inputs may be used to determine the fair value of positions classified as Level 3 investments. As a result, the unrealized gains and losses for these investments presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

The investment's fair value level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables present information about certain assets of the Plan measured at fair value on a recurring basis.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2013
	Level 1	Level 2	Level 3	Total
The Dow Chemical Company Stock:
Dow Stock	$781,240,555	$—	$—	$781,240,555
LESOP (Allocated Shares)	654,693,274	—	—	654,693,274
LESOP (Unallocated Shares)	1,006,126,156	—	—	1,006,126,156
Common Stock	47,471,358	—	—	47,471,358
Mutual Funds:
Equities	1,366,797,705	—	—	1,366,797,705
Fixed Income	920,675,018	—	—	920,675,018
Balanced Investments	32,610,938	—	—	32,610,938
Common/collective trusts:
Equities (1)	—	1,645,204,038	—	1,645,204,038
Fixed Income (2)	—	61,922,873	—	61,922,873
Retirement Age Investments (3)	—	814,971,612	—	814,971,612
Temporary investments	—	35,136,835	—	35,136,835
Synthetic GICs
Derivative Contracts	881,680	(53,158)	—	828,522
Fixed Income Securities:
Corporate	—	398,883,223	—	398,883,223
US Government	—	676,806,971	—	676,806,971
Other	—	18,594,902	—	18,594,902
Common/collective trusts:
Fixed Income (2)	—	933,886,707	—	933,886,707
Temporary Investments	—	141,640,524	—	141,640,524
Wrap Contracts	—	—	338,346	338,346
Total assets at fair value	$4,810,496,684	$4,726,994,527	$338,346	$9,537,829,557

Assets Measured at Fair Value on a Recurring Basis at December 31, 2012
	Level 1	Level 2	Level 3	Total
The Dow Chemical Company Stock:
Dow Stock	$706,488,180	$—	$—	$706,488,180
LESOP (Allocated Shares)	500,146,344	—	—	500,146,344
LESOP (Unallocated Shares)	823,077,248	—	—	823,077,248
Common Stock	45,232,003	—	—	45,232,003
Mutual Funds
Equities	1,066,185,724	—	—	1,066,185,724
Fixed Income	937,724,181	—	—	937,724,181
Balanced Investments	19,049,375	—	—	19,049,375
Common/collective trusts:
Equities (1)	—	1,230,335,475	—	1,230,335,475
Fixed Income (2)	—	64,550,130	—	64,550,130
Retirement Age Investments (3)	—	672,812,579	—	672,812,579
Temporary investments	—	19,579,350	—	19,579,350
Synthetic GICs
Derivative Contracts	534,062	(10,497)	—	523,565
Fixed Income Securities:
Corporate	—	356,357,199	—	356,357,199
US Government	—	707,108,941	—	707,108,941
Other	—	19,576,347	—	19,576,347
Common/collective trusts:
Fixed Income (2)	—	980,761,282	—	980,761,282
Temporary Investments	—	227,128,042	—	227,128,042
Wrap Contracts	—	—	357,650	357,650
Total assets at fair value	$4,098,437,117	$4,278,198,848	$357,650	$8,376,993,615

(1)
This class represents investments in actively managed common/collective trusts that invest primarily in equity securities, which may include common stocks, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

(2)
This class represents investments in actively managed common/collective trusts that invest in a variety of fixed income investments, which may include corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

(3)
This class represents investments in actively managed common/collective trusts with investments in both equity and debt securities. The investments may include common stock, corporate bonds, U.S. and non-U.S. municipal securities, real estate, interest rate swaps, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

Changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2013 are as follows:

Synthetic GIC Wrap Contract
Balance as of January 1, 2013	$357,650
Unrealized Loss	(19,304)
Balance as of December 31, 2013	$338,346

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2013.

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued income, LESOP loan payables, and accrued liabilities and payables. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the investments or the use of interest rates that approximate market rates of similar maturity dates, terms, and nonperformance risks. Under the fair value hierarchy, these financial instruments are valued primarily using level 2 inputs.

5.	LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN AND LOAN PAYABLE

The Plan consists of a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and an employee stock ownership plan (the “ESOP”) that is intended to qualify (as a stock bonus plan) under Sections 401(a) and 4975(e)(7) of the Code. The ESOP consists of (i) a leveraged employee stock ownership plan or LESOP, and (ii) the Dow Company Stock Fund. The LESOP includes (i) the assets of the Suspense Account and (ii) a LESOP Stock Fund which (A) shall consist of shares of Dow Common Stock acquired with the proceeds of exempt loans, and allocated to participant accounts, and (B) shall provide for such subaccounts as described in the definition of “LESOP Account” in Section 1.3 in the Plan and as further necessary. The portion of the Plan invested in the Dow Stock Fund constitutes part of the employee stock ownership plan under Section 4975(e)(7) of the Code.

The Plan has one loan outstanding at December 31, 2013 and 2012, which bears interest at 10.03% and matures in 2020. The loan is between the Plan and Dorintal Reinsurance Ltd., a party-in-interest. Prior to February 28, 2011, the loan was between the Plan and Rohm and Haas Holdings Ltd.. On February 28, 2011, Rohm and Haas Holdings Ltd. and Dorintal Reinsurance Ltd entered into an amalgamation agreement, which resulted in the amalgamation of the two companies. The combined company is known as Dorintal Reinsurance Ltd. The Plan uses dividends paid on unallocated shares of Company common stock to make the scheduled quarterly principal and interest payments. If needed, the Plan may use dividends on allocated shares of Company common stock to make the scheduled principal and interest payments. Dividends from allocated shares used to pay principal and interest are replaced by an equal value of shares released in accordance with the release fraction. The Company is required to make a cash contribution to fund any quarterly shortages in Company common stock dividends paid as compared to required principal and interest payments. There was no shortfall so there was no need for a Company cash contribution for the year ended December 31, 2013. The Company declared common stock dividends of $1.28 per share during 2013.

Interest expense for the year ended December 31, 2013 is $9,830,166. The minimum principal payments on this loan to maturity are as follows:

2014	$11,231,088
2015	12,400,648
2016	13,692,004
2017	15,117,833
2018	16,692,143
Thereafter	22,437,797
$91,571,513

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$9,512,186,201	$8,287,500,901
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	51,577,588	113,534,522
Net assets available for benefits per Form 5500	$9,563,763,789	$8,401,035,423

For the year ended December 31, 2013, the following is a reconciliation of net investment income per the financial statements to Form 5500:

Net investment gain per the financial statements	$1,688,355,001
Adjustment for participant notes receivable interest	4,285,794
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	(61,956,934)
Net investment gain per Form 5500	$1,630,683,861

SUPPLEMENTAL SCHEDULES

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFCATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - F
AS OF DECEMBER 31, 2013
		(c)
		Description of Investment
	(b)	Including Maturity Date,	(d)	(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value	Value

*	The Dow Chemical Company:
	Dow Stock	Dow Stock	**	$781,240,555
	LESOP	Allocated LESOP - Dow Stock	**	654,693,274
	LESOP	Unallocated LESOP - Dow Stock	$356,721,064	1,006,126,156
	Praxair Stock	Common Stock	**	37,638,354
	S&P 500 Index Fund	Common/Collective Trust	**	1,024,905,963
	T. Rowe Price US Treasury Fund	Common/Collective Trust	**	61,922,873
	PIM Total Return Inst	Mutual Fund	**	180,755,405
	TRP IS MID CP EQ GR	Mutual Fund	**	279,509,475
	NB Genesis Inst CL	Mutual Fund	**	266,581,900
	TRP High Yield Inst	Mutual Fund	**	125,525,676
	BTC Lifepath Ret	Common/Collective Trust	**	72,548,513
	BTC Lifepath 2015	Common/Collective Trust	**	92,274,782
	BTC Lifepath 2020	Common/Collective Trust	**	186,896,421
	BTC Lifepath 2025	Common/Collective Trust	**	148,491,514
	BTC Lifepath 2030	Common/Collective Trust	**	120,711,996
	BTC Lifepath 2035	Common/Collective Trust	**	64,337,733
	BTC Lifepath 2040	Common/Collective Trust	**	48,191,735
	BTC Lifepath 2045	Common/Collective Trust	**	41,946,252
	BTC Lifepath 2050	Common/Collective Trust	**	24,043,168
	BTC Lifepath 2055	Common/Collective Trust	**	15,529,498
	ACWI ex-US IMI Index	Common/Collective Trust	**	166,337,820
	American Century U.S. Real Estate Securities Trust	Common/Collective Trust	**	69,573,709
	Vang Tot BD Mkt Inst	Mutual Fund	**	87,009,802
	Vang Global Equity	Mutual Fund	**	101,336,169
	Vang Dev Mkt IDX IPS	Mutual Fund	**	134,860,617
	Vang Convertible Sec	Mutual Fund	**	32,610,938
	Vang LT Treasury ADM	Mutual Fund	**	27,227,506
	Vang Ext Mkt Idx ISP	Mutual Fund	**	424,150,881
	PIM Real Ret Inst	Mutual Fund	**	58,059,915
	PIM Com Real Ret I	Mutual Fund	**	17,945,832
	Lilly Pre 91 Stock	Common Stock	**	3,425,109
	Lilly Post 90 Stock	Common Stock	**	6,407,895
	Small Cap:
	BTC Russel 2000 Index Fund	Common/Collective Trust	**	305,370,100
	Emerging Markets IDX:
	Emerging Markets Non-Lend	Common/Collective Trust	**	79,016,446

	Forward			6,747,203,982
*	Represents a party-in-interest to the Plan
**	Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFCATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - F
AS OF DECEMBER 31, 2013
		(c)
		Description of Investment
	(b)	Including Maturity Date,	(d)	(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value	Value

	Forward			$6,747,203,982

*	Fidelity Contrafund K	Mutual Fund	**	584,509,545
	Interest Bearing Cash	Temporary Investments	**	35,136,835
*	Fidelity Short Term Investment Fund	Temporary Investments	**	67,876,387
*	Participant Notes Receivable	Interest recorded at prime rate (3.25% - 10.5%) and maturities up to 60 months	**	125,105,351

	Total			$7,559,832,100

*	Represents a party-in-interest to the Plan			(continued)
**	Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFCATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - F
AS OF DECEMBER 31, 2013
		(c)
		Description of Investment
	(b)	Including Maturity Date,	(d)	(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value	Value

	Pacific Life:
	G- 27523.01.000 (see underlying assets at Appendix A)	PIMCO, Western; evergreen;
		Synthetic GIC	**	$262,688,193
	Pacific Life Wrapper Contract		**	—
	ING Life:
	#60031-A	IGT INVESTCO ShrtTrm Bond:
		evergreen; Common/collective trusts	**	356,727,449
	ING Life Wrapper Contract		**	—
	#60031-B	IGT ING ShrtDuration;
		evergreen; Common/collective trusts	**	96,051,312
	ING Life Wrapper Contract		**	—
	#60090 (see underlying assets at Appendix B)	Various Securities, maturity dates,
		and asset types	**	2,872,051
	ING Life Wrapper Contract		**	—
	NYL
	GA-29007 (see underlying assets at Appendix C)	MacKay Shields Dow; evergreen;
		Synthetic GIC	**	111,202,322
	NYL Wrapper Contract		**	—
	Monumental Life Insurance Company:
	MDA01078TR (see underlying assets at Appendix D)	IGT INVESCO ShrtTrm Bond,
		Dow NISA; evergreen; Synthetic GIC	**	444,546,460
	Monumental Life Insurance Company Wrapper Contract		**	338,346
	RGA
	RGA 00036 (see underlying assets at Appendix F)	IGT INVESCO ShrtTrm Bond; Wellington
		Dow, evergreen; Synthetic GIC	**	193,339,054
	RGA Wrapper Contract		**	—
	Prudential Insurance
	GA-62233 (see underlying assets at Appendix E)	Jennison, evergreen;
		Synthetic GIC	**	380,549,406
	Prudential Insurance Wrapper Contract		**	—
	GA-63084	IGT INVESCO ShrtTrm Bond;
		evergreen; Common/collective trusts	**	89,160,725
	Prudential Insurance Wrapper Contract		**	—

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFCATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - F
AS OF DECEMBER 31, 2013
		(c)
		Description of Investment
	(b)	Including Maturity Date,	(d)	(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value	Value

	Tokyo-Mitsubishi
	INV-DOWCHEM 13-1	IGT INVESCO ShrtTrm Bond;
	(see underlying assets at Appendix F)	Wellington Dow; evergreen;	**	$165,627,490
		Synthetic GIC
	Tokyo-Mitsubishi Wrapper Contract		**	—

	Total guaranteed investment contracts			$2,103,102,808

	Total			$9,662,934,908

**	Cost information not required			(Concluded)

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
SCHEDULE H, PART IV LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
EMPLOYER IDENTIFICATION NO. 38 - 1285128, PLAN NO. 002
FOR THE YEAR ENDED DECEMBER 31, 2013
Category (iii) - A series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.
(h)
(a)					Current Value
Identity		(c)	(d)	(g)	of Asset on	(I)
of Party	(b)	Purchase	Selling	Cost of	Transaction	Net Gain/
Involved	Description of Asset	Price	Price	Asset	Date	(Loss)

Fidelity	Fidelity Short Term Investment Fund
	Purchases - 18	24,009,662	—	24,009,662	24,009,662	—
	Sales - 8	—	32,173,853	32,173,853	32,173,853	—

There were no Category (i) (ii) or (iv) reportable transactions during the year ended December 31, 2013

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFCATION NO. 38-1285128
PLAN NO. 002
APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
December 31, 2013

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	ABBEY NATIONAL TREASURY SERVIC	VAR RT 04/25/2014	1,600,000	1,600,000	1,607,030
	AMERICAN INTERNATIONAL GROUP I	5.050% 10/01/2015 DD 04/01/06	400,000	248,000	428,416
	BANK OF AMERICA CORP	6.000% 09/01/2017 DD 08/23/07	3,300,000	3,294,274	3,767,907
	BARCLAYS BANK PLC	2.375% 01/13/2014 DD 01/13/11	1,600,000	1,597,424	1,600,880
	BP CAPITAL MARKETS PLC	3.125% 10/01/2015 DD 10/01/10	1,400,000	1,396,024	1,462,650
	BP CAPITAL MARKETS PLC	4.500% 10/01/2020 DD 10/01/10	1,000,000	994,510	1,080,420
	CALIFORNIA ST	7.500% 04/01/2034 DD 04/28/09	200,000	201,470	255,174
	CALIFORNIA ST	7.625% 03/01/2040 DD 04/01/10	900,000	1,248,318	1,177,083
	CHICAGO IL O'HARE INTERNATIONA	5.000% 01/01/2033 DD 12/22/05	500,000	493,125	501,130
	CHICAGO IL TRANSIT AUTH SALES	6.899% 12/01/2040 DD 08/06/08	1,500,000	1,500,000	1,670,040
	CHICAGO IL TRANSIT AUTH SALES	6.899% 12/01/2040 DD 08/06/08	1,500,000	1,500,000	1,683,270
	CITIGROUP INC	6.000% 08/15/2017 DD 08/15/07	200,000	201,548	227,952
	CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07	600,000	570,516	691,626
	CITIGROUP INC	VAR RT 04/01/2016 DD 03/27/13	2,400,000	2,400,000	2,415,672
	COMMIT TO PUR FNMA SF MTG	2.500% 01/01/2029 DD 01/01/14	1,000,000	995,625	989,690
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2044 DD 01/01/14	(1,000,000)	(994,844)	(993,360)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2044 DD 01/01/14	(2,000,000)	(2,066,313)	(2,058,760)
	COMMIT TO PUR FNMA SF MTG	4.000% 02/01/2044 DD 02/01/14	(3,000,000)	(3,088,125)	(3,078,750)
	COOPERATIEVE CENTRALE RAIFFEIS	4.500% 01/11/2021 DD 01/11/11	1,700,000	1,695,393	1,804,397
	CORP NACIONAL DEL COBRE D 144A	3.000% 07/17/2022 DD 07/17/12	3,900,000	3,847,857	3,508,128
	DAIMLER FINANCE NORTH AME 144A	1.300% 07/31/2015 DD 08/01/12	2,600,000	2,595,268	2,615,262
	ESC LEHMAN BRTH HLD	0.000% 05/02/2018 DD 04/24/08	1,800,000	1,402,698	389,250
	ESC LEHMAN BRTH HLD ESCROW	0.000% 01/24/2013 DD 01/22/08	900,000	709,693	191,250
	FHLMC POOL #1G-1744	VAR RT 08/01/2035 DD 09/01/05	638,963	640,725	682,023
	FHLMC POOL #78-0605	VAR RT 06/01/2033 DD 06/01/03	763,400	762,923	803,914
	FHLMC POOL #84-6183	VAR RT 01/01/2024 DD 10/01/95	30,934	29,601	32,647
	FHLMC MULTICLASS MTG 6 C	9.050% 06/15/2019 DD 05/15/88	7,988	7,961	8,694
	FNMA POOL #0072163	VAR RT 02/01/2028 DD 02/01/89	8,735	8,664	9,009
	FNMA POOL #0112511	VAR RT 09/01/2020 DD 01/01/91	3,303	3,321	3,468
	FNMA POOL #0253431	7.500% 09/01/2015 DD 08/01/00	233	248	241
	FNMA POOL #0303298	VAR RT 01/01/2025 DD 04/01/95	11,335	11,640	11,473
	FNMA POOL #0323919	VAR RT 08/01/2029 DD 08/01/99	22,301	21,409	23,535
	FNMA POOL #0361373	VAR RT 07/01/2026 DD 09/01/96	32,342	33,161	34,462
	FNMA POOL #0535873	7.500% 03/01/2016 DD 03/01/01	3,466	3,689	3,602
	FNMA POOL #0561801	7.500% 11/01/2015 DD 11/01/00	4,404	4,686	4,498
	FNMA POOL #0628467	7.500% 03/01/2017 DD 02/01/02	5,994	6,379	6,317
	FNMA POOL #0635940	7.500% 03/01/2017 DD 03/01/02	7,422	7,898	7,631
	FNMA POOL #0AA7243	4.500% 11/01/2018 DD 05/01/09	207,015	219,832	220,351
	FNMA POOL #0AB4698	4.000% 03/01/2042 DD 02/01/12	677,197	702,592	700,256
	FNMA POOL #0AB4955	4.000% 04/01/2042 DD 03/01/12	1,120,922	1,162,957	1,159,258

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFCATION NO. 38-1285128
PLAN NO. 002
APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
December 31, 2013

FNMA POOL #0AK3107	4.000% 02/01/2042 DD 02/01/12	485,548	503,301	501,357
FNMA POOL #0AL2171	4.000% 06/01/2042 DD 07/01/12	1,059,022	1,097,743	1,093,472
FNMA POOL #0AL2382	4.000% 02/01/2042 DD 08/01/12	2,212,052	2,292,930	2,284,231
FNMA POOL #0AS1083	3.500% 07/01/2043 DD 10/01/13	1,996,677	2,012,588	1,985,535
FNMA GTD REMIC P/T 03-88 FE	VAR RT 05/25/2030 DD 08/25/03	15,864	15,906	15,864
FORD MOTOR CREDIT CO LLC	VAR RT 08/28/2014 DD 03/05/13	4,000,000	4,000,000	4,018,600
GNMA POOL #0434797	8.500% 07/15/2030 DD 07/01/00	6,044	6,273	6,769
GNMA POOL #0434944	8.500% 11/15/2030 DD 11/01/00	8,808	9,141	10,308
GNMA POOL #0434985	8.500% 12/15/2030 DD 12/01/00	10,701	11,089	11,624
GNMA POOL #0486116	8.500% 07/15/2030 DD 07/01/00	11,009	11,412	11,236
GNMA POOL #0494885	8.500% 03/15/2030 DD 03/01/00	2,043	2,120	2,052
GNMA POOL #0498147	8.500% 12/15/2029 DD 12/01/99	406	421	410
GNMA POOL #0511172	8.500% 01/15/2030 DD 01/01/00	646	670	661
GNMA POOL #0520979	8.500% 09/15/2030 DD 09/01/00	7,645	7,934	9,003
GNMA POOL #0521829	8.500% 05/15/2030 DD 05/01/00	8,941	9,271	10,451
GNMA POOL #0531197	8.500% 06/15/2030 DD 06/01/00	9,575	9,925	9,781
GNMA POOL #0698036	6.000% 01/15/2039 DD 01/01/09	85,510	93,166	95,147
GNMA POOL #0782190	6.000% 10/15/2037 DD 10/01/07	13,264	14,452	14,766
GNMA POOL #0782449	6.000% 09/15/2038 DD 10/01/08	127,052	138,428	141,385
GNMA II POOL #0003001	8.500% 11/20/2030 DD 11/01/00	9,625	9,941	11,327
GNMA II POOL #0008089	VAR RT 12/20/2022 DD 12/01/92	83,365	84,771	86,428
GNMA II POOL #0008913	VAR RT 07/20/2026 DD 07/01/96	23,265	22,996	23,922
GNMA II POOL #0080022	VAR RT 12/20/2026 DD 12/01/96	25,224	25,335	26,154
GNMA II POOL #0080354	VAR RT 12/20/2029 DD 12/01/99	56,031	57,336	58,099
GOLDMAN SACHS GROUP INC/THE	5.950% 01/18/2018 DD 01/18/08	1,600,000	1,656,710	1,819,104
GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	200,000	233,932	229,336
GOLDMAN SACHS GROUP INC/THE	5.250% 07/27/2021 DD 07/27/11	100,000	99,946	109,484
GOLDMAN SACHS GROUP INC/THE	5.750% 01/24/2022 DD 01/24/12	2,700,000	3,049,731	3,039,363
HONOLULU CITY & CNTY HI	5.000% 11/01/2024 DD 11/20/12	600,000	749,958	687,300
HONOLULU CITY & CNTY HI	5.000% 11/01/2025 DD 11/20/12	600,000	745,710	682,332
HONOLULU CITY & CNTY HI	5.000% 11/01/2026 DD 11/20/12	600,000	741,492	675,366
HONOLULU CITY & CNTY HI	5.000% 11/01/2028 DD 11/20/12	600,000	734,328	662,172
HONOLULU CITY & CNTY HI	5.000% 11/01/2023 DD 11/20/12	700,000	880,649	808,479
HONOLULU CITY & CNTY HI	5.000% 11/01/2024 DD 11/20/12	1,200,000	1,499,916	1,374,600
HONOLULU CITY & CNTY HI	5.000% 11/01/2025 DD 11/20/12	1,300,000	1,615,705	1,478,386
JOHNSON & JOHNSON	VAR RT 11/28/2016 DD 12/05/13	2,600,000	2,600,000	2,601,482
JPMORGAN CHASE & CO	VAR RT 02/26/2016 DD 02/26/13	4,000,000	4,000,000	4,016,440
KING CNTY WA	4.750% 01/01/2034 DD 02/12/08	400,000	400,916	405,172
LAS VEGAS VLY NV WTR DIST	5.000% 02/01/2034 DD 02/19/08	400,000	412,324	408,664
LEHMAN BRTH HLD (RICI) ESCROW	0.000% 12/28/2017 DD 12/21/07	2,000,000	1,998,520	—
MERRILL LYNCH & CO INC	6.875% 04/25/2018 DD 04/25/08	2,100,000	2,336,351	2,482,977
MORGAN STANLEY	VAR RT 01/09/2014 DD 01/09/07	400,000	270,000	400,004
MORGAN STANLEY	2.875% 07/28/2014 DD 07/28/11	200,000	199,954	202,590
MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	900,000	991,911	1,092,969
MURRAY STREET INVESTMENT TRUST	STEP 03/09/2017 DD 12/01/2011	500,000	520,398	538,445

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFCATION NO. 38-1285128
PLAN NO. 002
APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
December 31, 2013

NATIONAL AUSTRALIA BANK L 144A	1.250% 03/08/2018 DD 03/08/13	5,300,000	5,273,712	5,159,126
REILLY MTG ASSOC 91ST FHA PROJ	VAR RT 02/01/2023 DD 11/04/99	40,976	42,005	40,057
REYNOLDS AMERICAN INC	7.750% 06/01/2018 DD 12/01/06	1,800,000	1,965,388	2,167,578
SHELL INTERNATIONAL FINANCE BV	1.125% 08/21/2017 DD 08/21/12	700,000	695,975	690,354
SLM STUDENT LOAN TRUST 200 9 A	VAR RT 04/25/2023 DD 08/28/08	2,963,734	2,951,709	3,053,624
TOTAL CAPITAL SA	3.000% 06/24/2015 DD 06/24/10	2,300,000	2,291,007	2,382,363
U S TREASURY NOTE	0.625% 12/15/2016 DD 12/15/13	5,400,000	5,399,039	5,378,076
U S TREASURY NOTE	2.750% 02/15/2019 DD 02/15/09	4,900,000	5,040,895	5,134,269
U S TREASURY NOTE	3.000% 09/30/2016 DD 09/30/09	700,000	706,535	743,967
U S TREASURY NOTE	2.375% 02/28/2015 DD 02/28/10	800,000	798,813	820,032
U S TREASURY NOTE	1.875% 08/31/2017 DD 08/31/10	500,000	516,973	513,280
U S TREASURY NOTE	1.000% 05/15/2014 DD 05/15/11	6,600,000	6,665,789	6,621,912
U S TREASURY NOTE	2.375% 05/31/2018 DD 05/31/11	300,000	301,840	311,415
U S TREASURY NOTE	2.250% 07/31/2018 DD 07/31/11	5,600,000	5,680,984	5,772,816
U S TREASURY NOTE	0.500% 08/15/2014 DD 08/15/11	100,000	100,332	100,234
U S TREASURY NOTE	0.250% 09/15/2014 DD 09/15/11	4,800,000	4,804,898	4,804,128
U S TREASURY NOTE	0.500% 10/15/2014 DD 10/15/11	200,000	200,695	200,562
U S TREASURY NOTE	0.375% 11/15/2014 DD 11/15/11	4,700,000	4,712,867	4,708,977
U S TREASURY NOTE	0.875% 12/31/2016 DD 12/31/11	650,000	649,796	651,424
U S TREASURY NOTE	0.250% 01/15/2015 DD 01/15/12	7,700,000	7,707,363	7,706,314
U S TREASURY NOTE	0.250% 02/15/2015 DD 02/15/12	27,400,000	27,396,298	27,419,180
U S TREASURY NOTE	0.250% 05/31/2014 DD 05/31/12	400,000	400,375	400,236
U S TREASURY NOTE	0.250% 06/30/2014 DD 06/30/12	100,000	100,066	100,078
U S TREASURY NOTE	0.250% 08/31/2014 DD 08/31/12	200,000	200,188	200,172
U S TREASURY NOTE	0.250% 09/30/2014 DD 09/30/12	100,000	100,129	100,082
U S TREASURY NOTE	0.250% 10/31/2014 DD 10/31/12	4,000,000	4,004,844	4,003,440
U S TREASURY NOTE	0.125% 12/31/2014 DD 12/31/12	5,300,000	5,294,428	5,298,357
U S TREASURY NOTE	0.250% 03/31/2015 DD 03/31/13	4,800,000	4,803,016	4,802,640
U S TREASURY NOTES	1.750% 10/31/2020 DD 10/31/13	900,000	876,727	863,442
UBS AG/STAMFORD CT	VAR RT 01/28/2014 DD 01/28/11	872,000	872,000	872,759
UBS AG/STAMFORD CT	2.250% 01/28/2014 DD 01/28/11	582,000	581,750	582,751
UNITED STATES TREASURY NOTE	1.375% 07/31/2018 DD 07/31/13	64,300,000	64,201,132	63,722,586
UNIV OF CALIFORNIA CA RGTS MED	6.548% 05/15/2048 DD 11/18/10	200,000	200,000	233,280
US TREAS-CPI INFLAT	1.125% 01/15/2021 DD 01/15/11	5,445,372	5,596,602	5,723,195
US TREAS-CPI INFLAT	0.125% 01/15/2022 DD 01/15/12	7,739,625	7,967,608	7,438,476
US TREAS-CPI INFLAT	0.125% 07/15/2022 DD 07/15/12	2,843,876	3,070,330	2,724,121
US TREAS-CPI INFLAT	0.125% 01/15/2023 DD 01/15/13	1,011,890	1,088,926	955,680
US TREAS-CPI INFLAT	0.125% 04/15/2018 DD 04/15/13	1,515,615	1,548,407	1,545,806
VERIZON COMMUNICATIONS INC	3.650% 09/14/2018 DD 09/18/13	2,600,000	2,599,896	2,752,256
VESEY STREET INVESTMENT TRUST	STEP 09/01/2016 DD 06/01/2012	1,800,000	1,802,340	1,932,678
WESTLB AG/NEW YORK	4.796% 07/15/2015 DD 07/12/05	1,799,000	1,695,371	1,900,554
ARGENT SECURITIES INC W10 M1	VAR RT 10/25/2034 DD 09/09/04	500,000	370,625	456,230
BANC OF AMERICA MORTGAGE A 1A1	VAR RT 02/25/2034 DD 01/01/04	10,932	10,859	10,786
BEAR STEARNS ALT-A TRUS 11 2A2	VAR RT 11/25/2034 DD 09/01/04	187,976	187,389	161,097
FHLMC MULTICLASS MTG K006 AX1	VAR RT 01/25/2020 DD 04/01/10	2,449,599	165,444	123,852

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFCATION NO. 38-1285128
PLAN NO. 002
APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
December 31, 2013

FHLMC MULTICLASS MTG K007 X1	VAR RT 04/25/2020 DD 06/01/10	503,975	38,310	28,585
FHLMC MULTICLASS MTG K008 X1	VAR RT 06/25/2020 DD 09/01/10	567,838	58,935	45,455
FIRST BOSTON MORTGAGE SE A I-O	9.488% 05/15/2018 DD 03/01/87	285	1,906	26
FIRST BOSTON MORTGAGE SE A P-O	0.000% 05/15/2018 DD 03/01/87	284	235	277
JP MORGAN MORTGAGE TRUS A2 4A1	VAR RT 05/25/2034 DD 04/01/04	114,979	113,740	110,947
MASTR ADJUSTABLE RATE M 15 1A1	VAR RT 12/25/2034 DD 11/01/04	25,038	24,881	24,685
MERRILL LYNCH MORTGAGE A1 2A1	VAR RT 02/25/2034 DD 02/01/04	299,016	266,685	298,032
NCUA GUARANTEED NOTES TR C1 A2	2.900% 10/29/2020 DD 11/10/10	20,000	20,329	20,660
NORTHSTAR EDU FIN INC DE	VAR RT 01/29/2046 DD 03/13/07	300,000	246,000	274,366
SOUNDVIEW HOME LOAN TRUST 3 M2	VAR RT 06/25/2035 DD 07/14/05	157,858	148,584	155,803
THORNBURG MORTGAGE SECUR 4 2A1	VAR RT 09/25/2037 DD 08/01/07	206,712	205,964	203,051
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2044 DD 01/01/14	1,000,000	(999,375)	(999,375)
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2044 DD 01/01/14	3,000,000	(3,097,617)	(3,097,617)
FHLMC POOL #84-6183	VAR RT 01/01/2024 DD 10/01/95	(649)	649	649
FHLMC POOL #1G-1744	VAR RT 08/01/2035 DD 09/01/05	(12,997)	12,997	12,997
FHLMC MULTICLASS MTG 6 C	9.050% 06/15/2019 DD 05/15/88	(237)	237	237
FHLMC POOL #78-0605	VAR RT 06/01/2033 DD 06/01/03	(3,069)	3,069	3,069
COMMIT TO PUR FNMA SF MTG	2.500% 01/01/2029 DD 01/01/14	1,000,000	(995,625)	(995,625)
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2044 DD 01/01/14	1,000,000	(994,844)	(994,844)
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2044 DD 01/01/14	(1,000,000)	994,844	994,844
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2044 DD 01/01/14	(1,000,000)	994,844	994,844
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2044 DD 01/01/14	(1,000,000)	994,844	994,844
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2044 DD 01/01/14	(2,000,000)	2,072,500	2,072,500
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2044 DD 01/01/14	(3,000,000)	3,093,281	3,093,281
COMMIT TO PUR FNMA SF MTG	4.000% 02/01/2044 DD 02/01/14	(3,000,000)	3,088,125	3,088,125
90DAY EURODOLLAR FUTURE (CME)	EXP MAR 15	109	(25,825)	(25,825)
90DAY EURODOLLAR FUTURE (CME)	EXP MAR 16	56	(22,037)	(22,037)
90DAY EURODOLLAR FUTURE (CME)	EXP JUN 15	119	(33,875)	(33,875)
90DAY EURODOLLAR FUTURE (CME)	EXP JUN 16	36	(36,365)	(36,365)
90DAY EURODOLLAR FUTURE (CME)	EXP SEP 15	69	(9,524)	(9,524)
90DAY EURODOLLAR FUTURE (CME)	EXP DEC 15	30	(8,250)	(8,250)
INTEREST BEARING CASH	TEMPORARY INVESTMENST		5,419,028	5,419,028
TOTAL UNDERLYING ASSETS			265,363,762	262,688,193
ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(6,465,781)
CONTRACT VALUE				256,222,412

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX B - UNDERLYING ASSETS FOR ING LIFE #60090
December 31, 2013

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value

	AMERIQUEST MORTGAGE SEC AR2 M1	VAR RT 05/25/2033 DD 05/14/03	8,012	8,012	7,205
	ASSET BACKED SECURITIES HE3 M1	VAR RT 06/15/2033 DD 06/03/03	15,957	15,942	15,062
	ASSET BACKED SECURITIES HE4 M2	VAR RT 08/15/2033 DD 08/06/03	9,818	9,818	8,399
	CDC MORTGAGE CAPITAL TR HE1 M1	VAR RT 08/25/2033 DD 03/28/03	9,270	9,212	8,726
	CDC MORTGAGE CAPITAL TR HE2 M1	VAR RT 10/25/2033 DD 05/29/03	11,026	11,032	10,263
	CDC MORTGAGE CAPITAL TR HE3 M1	VAR RT 03/25/2033 DD 11/27/02	6,982	6,992	6,543
	CHL MORTGAGE PASS-THROU 25 2A1	5.500% 11/27/2017 DD 10/01/02	2,132	2,170	2,198
	COUNTRYWIDE ASSET-BACKED 5 MV1	VAR RT 03/25/2033 DD 12/30/02	2,539	2,572	2,480
	FEDERAL HOME LN MTG CORP	1.000% 03/08/2017 DD 01/30/12	1,000,000	997,496	1,001,630
	FEDERAL NATL MTG ASSN	.500% 03/30/2016 DD 02/15/13	1,000,000	1,001,522	998,920
	FHLMC POOL #E7-6434	5.000% 05/01/2014 DD 04/01/99	80	80	84
	FHLMC POOL #E7-7225	5.000% 05/01/2014 DD 06/01/99	143	144	152
	FNMA POOL #0025394	6.000% 09/01/2016 DD 08/01/01	5,481	5,690	5,703
	FNMA POOL #0323743	5.000% 04/01/2014 DD 04/01/99	18	18	19
	FNMA POOL #0535168	5.500% 12/01/2014 DD 01/01/00	269	273	286
	FNMA POOL #0535241	5.000% 03/01/2014 DD 03/01/00	2	2	2
	FNMA POOL #0535978	5.500% 12/01/2014 DD 05/01/01	45	46	48
	FNMA POOL #0545616	6.500% 04/01/2017 DD 04/01/02	3,558	3,739	3,751
	FNMA POOL #0545728	5.500% 09/01/2014 DD 05/01/02	49	50	51
	FNMA POOL #0555419	6.500% 11/01/2017 DD 04/01/03	19,702	20,798	20,703
	FNMA POOL #0563311	5.500% 08/01/2014 DD 11/01/00	10	10	11
	FNMA POOL #0604967	6.000% 12/01/2016 DD 11/01/01	6,882	7,176	7,133
	FNMA POOL #0609540	6.000% 10/01/2016 DD 10/01/01	35	37	36
	FNMA POOL #0621074	6.000% 01/01/2017 DD 12/01/01	5,902	6,127	6,150
	FNMA POOL #0630950	6.500% 02/01/2017 DD 02/01/02	1,871	1,972	1,958
	FNMA POOL #0631043	6.500% 02/01/2017 DD 02/01/02	624	658	630
	FNMA POOL #0644768	6.500% 05/01/2017 DD 05/01/02	3,014	3,175	3,171
	FNMA POOL #0663198	5.500% 10/01/2017 DD 09/01/02	7,495	7,755	7,964
	FNMA POOL #0671380	6.000% 11/01/2017 DD 10/01/02	8,627	8,956	9,051
	GSAMP TRUST 2002-HE HE M1	VAR RT 11/20/2032 DD 11/27/02	9,451	9,611	8,203
	HOME EQUITY ASSET TRUST 4 M1	VAR RT 10/25/2033 DD 06/27/03	22,509	22,509	20,428
	HOME EQUITY ASSET TRUST 5 M1	VAR RT 12/25/2033 DD 08/28/03	14,986	14,986	14,006
	HOME EQUITY ASSET TRUST 5 M2	VAR RT 12/25/2033 DD 08/28/03	1,818	1,818	1,581
	LONG BEACH MORTGAGE LOAN 3 M1	VAR RT 07/25/2033 DD 06/05/03	67,865	67,865	62,846
	MORGAN STANLEY ABS CAPI HE1 M1	VAR RT 05/25/2033 DD 06/27/03	28,438	28,438	26,472
	MORGAN STANLEY ABS CAPI NC6 M1	VAR RT 06/25/2033 DD 06/26/03	19,766	19,765	19,077
	MORGAN STANLEY ABS CAPI NC7 M1	VAR RT 06/25/2033 DD 07/30/03	10,581	10,581	10,014

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX B - UNDERLYING ASSETS FOR ING LIFE #60090
December 31, 2013

MORGAN STANLEY ABS CAPI NC7 M2	VAR RT 06/25/2033 DD 07/30/03	1,065	1,065	876
MORGAN STANLEY DEAN WIT NC5 M3	VAR RT 10/25/2032 DD 10/29/02	1,553	1,556	1,031
RAMP TRUST RZ2 A1	VAR RT 04/25/2033 DD 03/01/03	6,080	6,071	5,853
SALOMON BROTHERS MORTGAG HE1 A	VAR RT 04/25/2033 DD 04/25/03	587	587	556
INTEREST BEARING CASH	TEMPORARY INVESTMENTS		572,779	572,779
Total Underlying Assets			2,889,105	2,872,051
Adjustments From Market To Contract Value				(66,340)
Contract Value				2,805,711

THE DOW CHEMICAL COMPANY EMPLOYEES SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX C - UNDERLYING ASSETS FOR NEW YORK LIFE GA-29007
December 31, 2013

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value

	ALTRIA GROUP INC	4.125% 09/11/2015 DD 06/11/10	405,000	444,087	427,372
	ANGLO AMERICAN CAPITAL PL 144A	9.375% 04/08/2014 DD 04/08/09	1,100,000	1,325,148	1,124,387
	APPLE INC	1.000% 05/03/2018 DD 05/03/13	1,175,000	1,170,664	1,136,166
	BANK OF AMERICA CORP	2.000% 01/11/2018 DD 01/11/13	525,000	524,207	524,071
	BANK OF NEW YORK MELLON CORP/T	2.950% 06/18/2015 DD 06/18/10	1,200,000	1,250,448	1,242,240
	BARCLAYS BANK PLC	5.000% 09/22/2016 DD 09/22/09	1,200,000	1,296,348	1,321,128
	BAXTER INTERNATIONAL INC	.950% 06/01/2016 DD 06/11/13	510,000	509,510	509,943
	BB&T CORP	2.150% 03/22/2017 DD 03/22/12	1,100,000	1,097,613	1,112,155
	BEAR STEARNS COMMERCIA PW10 A4	VAR RT 12/11/2040 DD 12/01/05	900,000	989,824	954,855
	BEAR STEARNS COMMERCIAL T16 A6	VAR RT 02/13/2046 DD 11/01/04	850,743	911,326	869,017
	BEAR STEARNS COS LLC/THE	5.550% 01/22/2017 DD 11/22/06	1,200,000	1,317,360	1,337,388
	BERKSHIRE HATHAWAY FINANCE INC	.950% 08/15/2016 DD 08/15/13	385,000	384,269	386,748
	BHP BILLITON FINANCE USA LTD	5.250% 12/15/2015 DD 12/12/05	1,100,000	1,256,024	1,197,130
	CAPITAL ONE FINANCIAL CORP	3.500% 06/15/2023 DD 06/06/13	594,000	588,494	557,594
	CATERPILLAR FINANCIAL SERVICES	6.125% 02/17/2014 DD 02/12/09	1,100,000	1,244,100	1,107,711
	CFCRE COMMERCIAL MO C1 A2 144A	3.759% 04/15/2044 DD 04/01/11	405,000	416,011	424,642
	CHEVRON CORP	1.104% 12/05/2017 DD 12/05/12	580,000	580,000	567,234
	CITIGROUP INC	6.010% 01/15/2015 DD 12/15/09	1,069,000	1,183,137	1,125,700
	COCA-COLA CO/THE	0.750% 03/13/2015 DD 03/14/12	950,000	948,936	953,002
	CONOCOPHILLIPS CO	1.050% 12/15/2017 DD 12/07/12	590,000	588,649	575,716
	COSTCO WHOLESALE CORP	0.650% 12/07/2015 DD 12/07/12	1,225,000	1,223,542	1,227,254
	COUNTRYWIDE FINANCIAL CORP	6.250% 05/15/2016 DD 05/16/06	695,000	698,971	766,933
	DIAGEO FINANCE BV	5.300% 10/28/2015 DD 10/28/05	1,100,000	1,251,932	1,190,816
	FEDERAL HOME LN BK CONS BD	1.625% 06/19/2018 DD 06/19/13	1,110,000	1,110,000	1,097,679
	FEDERAL HOME LN BK CONS BD	1.800% 06/26/2018 DD 06/26/13	1,165,000	1,165,000	1,152,302
	FEDERAL HOME LN MTG CORP	1.000% 08/20/2014 DD 07/26/11	1,040,000	1,047,654	1,045,418
	FEDERAL NATL MTG ASSN	2.250% 03/15/2016 DD 01/18/11	1,130,000	1,188,297	1,171,912
	FEDERAL NATL MTG ASSN	1.050% 08/26/2016 DD 08/26/13	980,000	980,000	981,107
	FHLMC POOL #C9-1385	4.000% 08/01/2031 DD 08/01/11	956,511	1,016,741	1,000,730
	FHLMC POOL #J1-1829	4.000% 03/01/2025 DD 03/01/10	383,492	412,972	408,273
	FHLMC POOL #J1-2388	4.000% 07/01/2025 DD 06/01/10	448,699	481,511	477,748
	FHLMC POOL #J1-3242	3.500% 10/01/2025 DD 10/01/10	146,891	154,970	153,567
	FHLMC POOL #J1-3503	3.500% 11/01/2025 DD 11/01/10	149,434	157,653	156,231
	FHLMC POOL #J1-3504	3.500% 11/01/2025 DD 11/01/10	99,179	104,634	103,596
	FNMA POOL #0888416	5.000% 09/01/2035 DD 05/01/07	134,925	145,787	146,990
	FNMA POOL #0AC1878	4.500% 09/01/2039 DD 08/01/09	608,996	662,664	648,806
	GENERAL ELECTRIC CAPITAL CORP	5.400% 02/15/2017 DD 02/13/07	1,200,000	1,330,224	1,335,504

THE DOW CHEMICAL COMPANY EMPLOYEES SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX C - UNDERLYING ASSETS FOR NEW YORK LIFE GA-29007
December 31, 2013

GENWORTH FINANCIAL INC	8.625% 12/15/2016 DD 12/08/09	500,000	562,500	593,720
GMAC COMMERCIAL MORTGAGE C1 A4	4.908% 03/10/2038 DD 04/01/04	102,030	108,866	102,025
GOLDMAN SACHS GROUP INC/THE	3.625% 02/07/2016 DD 02/07/11	1,300,000	1,318,239	1,364,324
GS MORTGAGE SECURITIE GG10 AAB	VAR RT 08/10/2045 DD 07/01/07	183,639	193,452	190,305
HSBC BANK PLC 144A	VAR RT 01/17/2014 DD 01/19/11	1,100,000	1,099,738	1,074,117
HUTCHISON WHAMPOA INTERNA 144A	4.625% 09/11/2015 DD 09/11/09	1,200,000	1,283,904	1,269,864
HYATT HOTELS CORP	3.875% 08/15/2016 DD 08/09/11	1,050,000	1,045,496	1,108,685
INTERNATIONAL BUSINESS MACHINE	1.950% 07/22/2016 DD 07/22/11	250,000	256,198	256,838
JEFFERIES GROUP LLC	5.500% 03/15/2016 DD 03/08/04	500,000	544,325	540,000
JOHN DEERE CAPITAL CORP	2.800% 09/18/2017 DD 09/16/10	825,000	892,988	863,651
JOHN DEERE CAPITAL CORP	1.050% 10/11/2016 DD 10/11/13	550,000	549,302	551,584
JPMORGAN CHASE & CO	1.050% 02/26/2016 DD 02/26/13	210,000	209,812	210,357
JPMORGAN CHASE & CO	5.125% 09/15/2014 DD 09/15/04	55,000	58,484	56,665
KELLOGG CO	1.125% 05/15/2015 DD 05/17/12	375,000	374,561	377,554
KINDER MORGAN ENERGY PARTNERS	5.125% 11/15/2014 DD 11/12/04	1,000,000	1,103,910	1,038,750
LB-UBS COMMERCIAL MORTG C6 AAB	5.341% 09/15/2039 DD 09/11/06	549,838	585,835	573,371
LB-UBS COMMERCIAL MORTGA C1 A4	4.568% 01/15/2031 DD 01/11/04	235,776	249,130	241,154
LLOYDS BANK PLC	2.300% 11/27/2018 DD 11/27/13	780,000	778,752	777,980
MEDTRONIC INC	1.375% 04/01/2018 DD 03/26/13	1,105,000	1,104,076	1,084,723
MERCK SHARP & DOHME CORP	4.750% 03/01/2015 DD 02/17/05	1,200,000	1,341,852	1,259,484
MERRILL LYNCH MORTGAGE CKI1 A6	VAR RT 11/12/2037 DD 12/01/05	817,138	897,958	867,138
METLIFE INC	6.750% 06/01/2016 DD 05/29/09	1,100,000	1,295,008	1,250,733
MORGAN STANLEY	6.000% 04/28/2015 DD 04/28/08	1,200,000	1,315,920	1,278,036
MORGAN STANLEY CAPI C2 A2 144A	3.476% 06/15/2044 DD 06/01/11	900,000	911,531	948,141
MORGAN STANLEY CAPITAL HQ6 A4A	4.989% 08/13/2042 DD 08/01/05	1,000,000	1,080,000	1,044,980
ORACLE CORP	5.250% 01/15/2016 DD 01/13/06	1,100,000	1,255,551	1,200,760
PETROBRAS GLOBAL FINANCE	2.000% 05/20/2016 DD 05/20/13	550,000	549,142	549,566
PETROHAWK ENERGY CORP	6.250% 06/01/2019 DD 05/20/11	515,000	576,988	567,530
PHILLIPS 66	2.950% 05/01/2017 DD 11/01/12	350,000	349,937	364,137
PRIVATE EXPORT FUNDING CORP	1.375% 02/15/2017 DD 01/19/12	1,240,000	1,266,387	1,251,619
PRIVATE EXPORT FUNDING CORP	1.875% 07/15/2018 DD 07/16/13	825,000	823,705	825,454
PUBLIC SERVICE ELECTRIC & GAS	5.000% 08/15/2014 DD 08/19/04	1,100,000	1,195,260	1,130,624
RIO TINTO FINANCE USA LTD	8.950% 05/01/2014 DD 04/17/09	1,100,000	1,325,819	1,129,876
SABMILLER HOLDINGS INC 144A	1.850% 01/15/2015 DD 01/17/12	715,000	714,957	723,573
SENIOR HOUSING PROPERTIES TRUS	4.300% 01/15/2016 DD 01/13/11	650,000	661,044	677,073
TOTAL CAPITAL SA	3.000% 06/24/2015 DD 06/24/10	725,000	762,149	750,962
U S TREASURY NOTE	.250% 10/31/2015 DD 10/31/13	3,420,000	3,416,259	3,415,178
U S TREASURY NOTE	2.500% 04/30/2015 DD 04/30/10	5,350,000	5,684,375	5,511,517
U S TREASURY NOTE	1.375% 09/30/2018 DD 09/30/11	2,575,000	2,577,213	2,543,611
U S TREASURY NOTE	.750% 03/31/2018 DD 03/31/13	5,290,000	5,297,289	5,139,552
U S TREASURY NOTE	1.000% 05/31/2018 DD 05/31/13	2,735,000	2,725,812	2,675,186
U S TREASURY NOTE	0.500% 06/15/2016 DD 06/15/13	4,800,000	4,776,031	4,795,104

THE DOW CHEMICAL COMPANY EMPLOYEES SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX C - UNDERLYING ASSETS FOR NEW YORK LIFE GA-29007
December 31, 2013

U S TREASURY NOTE	1.375% 06/30/2018 DD 06/30/13	2,100,000	2,092,125	2,084,082
U S TREASURY NOTE	1.000% 09/30/2016 DD 09/30/11	1,570,000	1,570,920	1,583,486
U S TREASURY NOTE	0.875% 11/30/2016 DD 11/30/11	4,245,000	4,259,670	4,258,584
U S TREASURY NOTE	1.000% 03/31/2017 DD 03/31/12	2,280,000	2,318,920	2,284,993
U S TREASURY NOTE	0.375% 06/15/2015 DD 06/15/12	5,520,000	5,521,660	5,531,647
U S TREASURY NOTE	0.500% 07/31/2017 DD 07/31/12	6,885,000	6,846,091	6,740,277
UNITEDHEALTH GROUP INC	0.850% 10/15/2015 DD 10/22/12	655,000	654,849	657,620
VERIZON COMMUNICATIONS INC	0.700% 11/02/2015 DD 11/07/12	1,025,000	1,025,341	1,022,140
VIRGIN MEDIA SECURED FINANCE P	6.500% 01/15/2018 DD 06/15/10	1,200,000	1,320,000	1,243,500
WACHOVIA BANK COMMERCIA C17 A4	VAR RT 03/15/2042 DD 03/01/05	1,000,000	1,085,938	1,033,840
INTEREST BEARING CASH	TEMPORARY INVESTMENTS		2,067,587	2,067,587
TOTAL UNDERLYING ASSETS			113,041,563	111,202,322
ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(1,972,184)
CONTRACT VALUE				109,230,138

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
December 31, 2013

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value

	ABBVIE INC	1.200% 11/06/2015 DD 05/06/13	1,335,000	1,334,106	1,348,564
	ACE INA HOLDINGS INC	5.700% 02/15/2017 DD 02/08/07	770,000	872,587	863,440
	ALLTEL CORP	7.000% 03/15/2016 DD 03/08/96	740,000	887,681	830,228
	AMAZON.COM INC	1.200% 11/29/2017 DD 11/29/12	400,000	398,052	391,636
	AMAZON.COM INC	0.650% 11/27/2015 DD 11/29/12	725,000	723,028	724,674
	AMEREN CORP	8.875% 05/15/2014 DD 05/15/09	345,000	343,292	354,895
	AMERICAN EXPRESS CREDIT CORP	1.750% 06/12/2015 DD 06/12/12	1,730,000	1,766,399	1,757,922
	ANHEUSER-BUSCH INBEV WORLDWIDE	1.500% 07/14/2014 DD 07/14/11	450,000	449,987	452,565
	AT&T INC	2.500% 08/15/2015 DD 07/30/10	915,000	951,390	939,431
	AT&T INC	2.375% 11/27/2018 DD 11/27/13	1,005,000	1,005,000	1,005,864
	BAE SYSTEMS PLC 144A	3.500% 10/11/2016 DD 10/11/11	305,000	322,132	318,832
	BANK OF AMERICA CORP	5.650% 05/01/2018 DD 05/02/08	1,740,000	2,011,092	1,980,590
	BANK OF AMERICA CORP	4.500% 04/01/2015 DD 03/11/10	830,000	888,432	868,329
	BANK OF AMERICA NA	1.125% 11/14/2016 DD 11/14/13	630,000	629,534	630,718
	BANK OF NOVA SCOTIA	0.750% 10/09/2015 DD 10/09/12	500,000	499,985	501,635
	BANK OF NOVA SCOTIA	1.100% 12/13/2016 DD 12/13/13	985,000	984,714	989,728
	BAXTER INTERNATIONAL INC	0.950% 06/01/2016 DD 06/11/13	500,000	499,520	499,945
	BB&T CORP	2.050% 06/19/2018 DD 06/19/13	390,000	389,431	386,116
	BHP BILLITON FINANCE USA LTD	1.125% 11/21/2014 DD 11/21/11	400,000	398,580	402,880
	BHP BILLITON FINANCE USA LTD	1.875% 11/21/2016 DD 11/21/11	350,000	348,142	357,532
	BLACKROCK INC	1.375% 06/01/2015 DD 05/25/12	485,000	484,442	491,072
	BP CAPITAL MARKETS PLC	3.200% 03/11/2016 DD 03/11/11	1,055,000	1,125,400	1,107,834
	BP CAPITAL MARKETS PLC	2.241% 09/26/2018 DD 09/26/13	780,000	780,000	782,254
	CAPITAL ONE BANK USA NA	1.150% 11/21/2016 DD 11/21/13	1,475,000	1,474,956	1,468,569
	CAPITAL ONE FINANCIAL CORP	1.000% 11/06/2015 DD 11/06/12	900,000	897,219	899,604
	CATERPILLAR FINANCIAL SERVICES	5.850% 09/01/2017 DD 09/04/07	700,000	843,171	797,958
	CATERPILLAR INC	1.500% 06/26/2017 DD 06/26/12	340,000	339,592	338,351
	CATHOLIC HEALTH INITIATIVES	1.600% 11/01/2017 DD 10/31/12	1,145,000	1,138,587	1,109,791
	CHARLES SCHWAB CORP/THE	2.200% 07/25/2018 DD 07/25/13	700,000	699,804	702,499
	CHEVRON CORP	1.718% 06/24/2018 DD 06/24/13	570,000	570,000	567,851
	CISCO SYSTEMS INC	1.625% 03/14/2014 DD 03/16/11	270,000	269,679	270,686
	CITIGROUP INC	5.000% 09/15/2014 DD 09/16/04	120,000	123,798	123,418
	CITIGROUP INC	6.010% 01/15/2015 DD 12/15/09	91,000	97,857	95,827
	CITIGROUP INC	4.750% 05/19/2015 DD 05/19/10	166,000	174,778	174,674
	CITIGROUP INC	4.587% 12/15/2015 DD 12/15/10	1,735,000	1,860,180	1,854,038
	CITIGROUP INC	1.300% 11/15/2016 DD 11/15/13	940,000	940,132	936,719
	CNPC GENERAL CAPITAL LTD 144A	1.450% 04/16/2016 DD 04/16/13	675,000	674,312	668,615

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
December 31, 2013

COVIDIEN INTERNATIONAL FINANCE	1.350% 05/29/2015 DD 05/30/12	635,000	634,797	639,661
CVS CAREMARK CORP	1.200% 12/05/2016 DD 12/05/13	350,000	349,867	350,357
DAIMLER FINANCE NORTH AME 144A	1.250% 01/11/2016 DD 01/11/13	815,000	813,998	815,579
DAYTON POWER & LIGHT CO/T 144A	1.875% 09/15/2016 DD 09/19/13	445,000	444,244	448,636
DIAGEO CAPITAL PLC	1.500% 05/11/2017 DD 05/11/12	500,000	499,135	498,920
DIGITAL REALTY TRUST LP	4.500% 07/15/2015 DD 07/08/10	350,000	371,175	364,060
DIRECTV HOLDINGS LLC / DIRECTV	1.750% 01/15/2018 DD 01/15/13	110,000	108,523	107,907
DISCOVER BANK/GREENWOOD DE	2.000% 02/21/2018 DD 02/21/13	695,000	694,771	682,601
DOMINION GAS HOLDINGS LLC 144A	1.050% 11/01/2016 DD 10/22/13	625,000	624,775	623,013
DR PEPPER SNAPPLE GROUP INC	2.900% 01/15/2016 DD 01/11/11	495,000	497,103	513,736
DUKE ENERGY CORP	6.300% 02/01/2014 DD 01/26/09	850,000	893,265	853,732
EATON CORP	0.950% 11/02/2015 DD 11/02/13	400,000	399,652	401,496
ECOLAB INC	2.375% 12/08/2014 DD 12/08/11	600,000	599,640	609,396
EXPORT-IMPORT BANK OF KOREA	5.875% 01/14/2015 DD 07/14/09	760,000	755,638	798,661
FEDERAL HOME LN MTG CORP	1.250% 05/12/2017 DD 03/26/12	8,105,000	8,057,949	8,160,600
FEDERAL NATL MTG ASSN	0.875% 10/26/2017 DD 09/24/12	2,310,000	2,309,885	2,270,707
FEDERAL NATL MTG ASSN	0.875% 02/08/2018 DD 01/07/13	4,005,000	3,872,515	3,903,994
FISCAL YEAR 2005 SECURITIZATIO	4.930% 04/01/2020 DD 12/02/04	255,000	274,026	278,432
FORD MOTOR CREDIT CO LLC	5.000% 05/15/2018 DD 05/03/11	185,000	205,324	206,073
FORD MOTOR CREDIT CO LLC	1.500% 01/17/2017 DD 11/12/13	1,025,000	1,024,037	1,024,539
FORD MOTOR CREDIT CO LLC	2.375% 01/16/2018 DD 01/11/13	355,000	353,601	358,536
FRANCE TELECOM SA	2.125% 09/16/2015 DD 09/16/10	295,000	293,431	300,670
GATX CORP	2.500% 03/15/2019 DD 11/19/13	400,000	397,852	396,604
GENERAL ELECTRIC CAPITAL CORP	2.900% 01/09/2017 DD 01/09/12	1,115,000	1,151,929	1,164,027
GENERAL ELECTRIC CAPITAL CORP	1.625% 07/02/2015 DD 07/02/12	1,535,000	1,557,043	1,559,944
GENERAL ELECTRIC CO	0.850% 10/09/2015 DD 10/09/12	1,170,000	1,169,684	1,175,464
GENZYME CORP	3.625% 06/15/2015 DD 06/17/10	555,000	588,267	579,581
GNMA GTD REMIC P/T 11-121 FA	VAR RT 03/16/2043 DD 09/16/11	894,630	897,216	872,533
GOLDCORP INC	2.125% 03/15/2018 DD 03/20/13	210,000	209,005	205,821
GOLDMAN SACHS GROUP INC/THE	5.950% 01/18/2018 DD 01/18/08	245,000	275,610	278,550
GOLDMAN SACHS GROUP INC/THE	2.900% 07/19/2018 DD 07/19/13	215,000	215,061	218,799
HALLIBURTON CO	1.000% 08/01/2016 DD 08/05/13	470,000	469,643	470,780
HARSCO CORP	2.700% 10/15/2015 DD 09/20/10	630,000	629,395	639,519
HEINEKEN NV 144A	0.800% 10/01/2015 DD 10/10/12	325,000	324,438	325,091
HOSPITALITY PROPERTIES TRUST	7.875% 08/15/2014 DD 08/12/09	370,000	407,426	373,004
HSBC USA INC	2.375% 02/13/2015 DD 02/13/12	325,000	324,308	331,620
HUNTINGTON NATIONAL BANK/THE	1.350% 08/02/2016 DD 08/02/13	610,000	609,177	609,774
HUTCHISON WHAMPOA INTERNA 144A	4.625% 09/11/2015 DD 09/11/09	460,000	495,512	486,781
JPMORGAN CHASE & CO	1.625% 05/15/2018 DD 05/15/13	1,110,000	1,092,839	1,086,912
KEYCORP	2.300% 12/13/2018 DD 11/13/13	585,000	584,631	580,759
KINROSS GOLD CORP	3.625% 09/01/2016 DD 03/01/12	315,000	313,724	318,585
KOREA DEVELOPMENT BANK/THE	1.000% 01/22/2016 DD 01/22/13	290,000	288,594	287,579

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
December 31, 2013

KOREA GAS CORP 144A	2.875% 07/29/2018 DD 07/29/13	365,000	363,098	367,632
KRAFT FOODS GROUP INC	6.125% 08/23/2018 DD 08/23/12	275,000	335,924	320,546
LABORATORY CORP OF AMERICA HOL	2.500% 11/01/2018 DD 11/01/13	810,000	809,320	798,863
MANUFACTURERS & TRADERS TRUST	1.450% 03/07/2018 DD 03/07/13	220,000	219,894	213,996
MARSH & MCLENNAN COS INC	2.550% 10/15/2018 DD 09/27/13	1,025,000	1,024,457	1,026,507
MEXICO GOVERNMENT INTERNATIONA	5.875% 02/17/2014 DD 02/17/09	405,000	447,120	406,823
MORGAN STANLEY	6.000% 04/28/2015 DD 04/28/08	830,000	885,444	883,975
MYLAN INC/PA	1.350% 11/29/2016 DD 11/29/13	255,000	254,850	254,533
MYLAN INC/PA 144A	7.875% 07/15/2020 DD 05/19/10	1,110,000	1,286,668	1,256,009
NABISCO INC	7.550% 06/15/2015 DD 06/15/95	650,000	781,157	711,789
NCUA GUARANTEED NOTES	1.400% 06/12/2015 DD 06/16/11	600,000	599,166	609,258
NETAPP INC	2.000% 12/15/2017 DD 12/12/12	300,000	298,482	298,458
NEXTERA ENERGY CAPITAL HOLDING	1.339% 09/01/2015 DD 08/09/13	500,000	501,825	503,330
PERRIGO CO LTD 144A	1.300% 11/08/2016 DD 11/08/13	545,000	544,439	543,109
PERRIGO CO LTD 144A	2.300% 11/08/2018 DD 11/08/13	515,000	514,274	508,320
PETROBRAS INTERNATIONAL FINANC	5.750% 01/20/2020 DD 10/30/09	1,325,000	1,384,890	1,363,346
PETROFAC LTD 144A	3.400% 10/10/2018 DD 10/10/13	300,000	298,881	302,145
PETROHAWK ENERGY CORP	6.250% 06/01/2019 DD 05/20/11	450,000	507,375	495,900
PITNEY BOWES INC	5.250% 01/15/2037 DD 11/17/06	55,000	56,925	58,998
PNC BANK NA	1.300% 10/03/2016 DD 08/23/13	1,535,000	1,533,588	1,543,258
PNC FUNDING CORP	5.250% 11/15/2015 DD 11/03/03	300,000	321,956	322,158
PNC FUNDING CORP	5.625% 02/01/2017 DD 02/08/07	200,000	229,270	222,000
PRECISION CASTPARTS CORP	0.700% 12/20/2015 DD 12/20/12	510,000	509,847	510,061
PRINCIPAL FINANCIAL GROUP INC	1.850% 11/15/2017 DD 11/16/12	130,000	129,865	128,825
PROCTER & GAMBLE - ESOP	9.360% 01/01/2021 DD 12/04/90	201,387	256,768	256,799
PROVINCE OF BRITISH COLUMBIA	2.100% 05/18/2016 DD 05/18/11	555,000	554,895	573,093
PROVINCE OF ONTARIO CANADA	1.000% 07/22/2016 DD 07/23/13	2,325,000	2,324,186	2,332,905
REGIONS FINANCIAL CORP	2.000% 05/15/2018 DD 04/30/13	475,000	473,414	459,947
REYNOLDS AMERICAN INC	1.050% 10/30/2015 DD 10/31/12	240,000	239,662	240,763
RIO TINTO FINANCE USA PLC	1.375% 06/17/2016 DD 06/19/13	500,000	498,540	507,785
SABMILLER HOLDINGS INC 144A	1.850% 01/15/2015 DD 01/17/12	510,000	509,969	516,115
SOUTHWESTERN BELL TELEPHONE LP	7.000% 07/01/2015 DD 07/01/93	450,000	531,734	489,924
STHRN CALIFORNIA ST PUBLIC PWR	6.930% 05/15/2017 DD 09/15/97	1,285,000	1,574,047	1,495,239
SUNTRUST BANKS INC	2.350% 11/01/2018 DD 10/25/13	525,000	524,554	522,218
THERMO FISHER SCIENTIFIC INC	1.300% 02/01/2017 DD 12/11/13	470,000	469,723	467,960
THOMSON REUTERS CORP	0.875% 05/23/2016 DD 05/23/13	385,000	383,968	382,290
TORONTO-DOMINION BANK/THE	2.625% 09/10/2018 DD 09/10/13	395,000	394,285	402,853
TOYOTA MOTOR CREDIT CORP	3.200% 06/17/2015 DD 06/17/10	260,000	266,609	270,384
TOYOTA MOTOR CREDIT CORP	2.000% 10/24/2018 DD 10/24/13	480,000	479,885	479,861
TURKEY GOVERNMENT INTERNATIONA	6.750% 04/03/2018 DD 10/03/07	265,000	315,350	287,790
U S TREASURY NOTE	1.250% 11/30/2018 DD 11/30/13	3,365,000	3,326,216	3,292,955
U S TREASURY NOTE	2.375% 03/31/2016 DD 03/31/09	2,105,000	2,250,870	2,195,789

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
December 31, 2013

U S TREASURY NOTE	2.375% 08/31/2014 DD 08/31/09	4,980,000	5,214,873	5,053,355
U S TREASURY NOTE	2.375% 10/31/2014 DD 10/31/09	250,000	256,182	254,580
U S TREASURY NOTE	2.125% 11/30/2014 DD 11/30/09	2,355,000	2,457,250	2,396,754
U S TREASURY NOTE	2.250% 01/31/2015 DD 01/31/10	3,900,000	4,036,652	3,986,853
U S TREASURY NOTE	1.250% 10/31/2015 DD 10/31/10	6,230,000	6,368,154	6,333,169
U S TREASURY NOTE	1.375% 11/30/2015 DD 11/30/10	3,095,000	3,195,588	3,154,857
U S TREASURY NOTE	2.000% 04/30/2016 DD 04/30/11	3,955,000	4,173,143	4,091,566
U S TREASURY NOTE	1.500% 06/30/2016 DD 06/30/11	10,550,000	10,866,955	10,793,178
U S TREASURY NOTE	0.500% 08/15/2014 DD 08/15/11	1,305,000	1,311,892	1,308,054
U S TREASURY NOTE	1.500% 08/31/2018 DD 08/31/11	1,980,000	1,964,702	1,969,942
U S TREASURY NOTE	1.000% 09/30/2016 DD 09/30/11	3,730,000	3,752,510	3,762,041
U S TREASURY NOTE	1.000% 10/31/2016 DD 10/31/11	11,480,000	11,598,853	11,567,018
U S TREASURY NOTE	0.875% 01/31/2017 DD 01/31/12	4,950,000	5,010,956	4,954,653
U S TREASURY NOTE	1.250% 01/31/2019 DD 01/31/12	160,000	162,688	156,037
U S TREASURY NOTE	0.250% 02/15/2015 DD 02/15/12	935,000	931,311	935,655
U S TREASURY NOTE	0.375% 03/15/2015 DD 03/15/12	11,750,000	11,730,811	11,774,323
U S TREASURY NOTE	0.375% 04/15/2015 DD 04/15/12	1,725,000	1,728,571	1,728,968
U S TREASURY NOTE	0.250% 05/15/2015 DD 05/15/12	2,640,000	2,636,803	2,641,663
U S TREASURY NOTE	0.625% 05/31/2017 DD 05/31/12	5,395,000	5,363,768	5,324,595
U S TREASURY NOTE	0.375% 06/15/2015 DD 06/15/12	3,385,000	3,392,537	3,392,142
U S TREASURY NOTE	0.750% 06/30/2017 DD 06/30/12	4,100,000	4,121,621	4,056,745
U S TREASURY NOTE	0.250% 07/15/2015 DD 07/15/12	1,730,000	1,728,513	1,730,069
U S TREASURY NOTE	0.500% 07/31/2017 DD 07/31/12	5,545,000	5,514,895	5,428,444
U S TREASURY NOTE	0.250% 08/31/2014 DD 08/31/12	125,000	125,005	125,108
U S TREASURY NOTE	0.625% 09/30/2017 DD 09/30/12	6,850,000	6,833,364	6,707,657
U S TREASURY NOTE	0.250% 10/31/2014 DD 10/31/12	485,000	485,076	485,417
U S TREASURY NOTE	0.750% 10/31/2017 DD 10/31/12	735,000	738,915	721,682
U S TREASURY NOTE	0.125% 12/31/2014 DD 12/31/12	110,000	109,755	109,966
U S TREASURY NOTE	0.875% 01/31/2018 DD 01/31/13	5,355,000	5,322,996	5,252,934
U S TREASURY NOTE	0.375% 02/15/2016 DD 02/15/13	5,000,000	5,003,700	4,995,300
U S TREASURY NOTE	0.250% 02/28/2015 DD 02/28/13	165,000	164,974	165,104
U S TREASURY NOTE	0.750% 02/28/2018 DD 02/28/13	10,435,000	10,261,088	10,160,246
U S TREASURY NOTE	0.250% 03/31/2015 DD 03/31/13	1,220,000	1,220,540	1,220,671
U S TREASURY NOTE	0.750% 03/31/2018 DD 03/31/13	3,500,000	3,440,664	3,400,460
U S TREASURY NOTE	1.000% 05/31/2018 DD 05/31/13	4,620,000	4,520,020	4,518,961
U S TREASURY NOTE	0.500% 06/15/2016 DD 06/15/13	3,895,000	3,886,936	3,891,027
U S TREASURY NOTE	0.375% 06/30/2015 DD 06/30/13	545,000	545,732	546,128
U S TREASURY NOTE	0.625% 07/15/2016 DD 07/15/13	4,865,000	4,851,264	4,871,081
U S TREASURY NOTE	0.375% 08/31/2015 DD 08/31/13	205,000	204,888	205,312
U S TREASURY NOTES	0.250% 07/31/2015 DD 07/31/13	595,000	594,361	594,976
UNILEVER CAPITAL CORP	2.750% 02/10/2016 DD 02/10/11	230,000	229,765	239,262
UNION BANK NA	1.500% 09/26/2016 DD 09/26/13	1,425,000	1,421,381	1,441,160

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
December 31, 2013

UNITEDHEALTH GROUP INC	1.875% 11/15/2016 DD 11/10/11	315,000	312,222	321,558
UNITEDHEALTH GROUP INC	0.850% 10/15/2015 DD 10/22/12	305,000	304,930	306,220
US BANCORP/MN	1.950% 11/15/2018 DD 11/07/13	275,000	274,659	273,526
VERIZON COMMUNICATIONS INC	2.000% 11/01/2016 DD 11/03/11	1,200,000	1,223,868	1,224,432
VIACOM INC	2.500% 09/01/2018 DD 08/19/13	310,000	308,211	312,499
VOLKSWAGEN INTERNATIONAL 144A	1.150% 11/20/2015 DD 11/20/12	845,000	844,104	851,861
WELLS FARGO & CO	1.500% 07/01/2015 DD 06/27/12	1,230,000	1,227,589	1,247,294
WELLS FARGO & CO	1.250% 07/20/2016 DD 07/29/13	2,045,000	2,047,536	2,060,174
XEROX CORP	8.250% 05/15/2014 DD 05/11/09	230,000	229,959	236,164
XYLEM INC/NY	3.550% 09/20/2016 DD 03/20/12	235,000	234,551	246,835
ZOETIS INC	1.875% 02/01/2018 DD 08/01/13	650,000	649,630	644,657
U S TREASURY NOTE	1.000% 05/31/2018 DD 05/31/13	4,620,000	(4,524,336)	(4,524,336)
U S TREASURY NOTE	0.500% 08/15/2014 DD 08/15/11	(3,600,000)	3,615,615	3,615,615
IGT Invesco Short Term Bond Fund		195,617,509	195,617,509	195,617,509
INTEREST BEARING CASH	TEMPORARY INVESTMENTS		2,672,512	2,672,512
TOTAL UNDERLYING ASSETS			446,007,298	444,546,460
ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(12,881,574)
WRAPPER				338,346
CONTRACT VALUE				432,003,232

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
December 31, 2013

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value

	ABB TREASURY CENTER USA I 144A	2.500% 06/15/2016 DD 06/17/11	830,000	824,754	853,605
	ABBVIE INC	2.900% 11/06/2022 DD 05/06/13	2,180,000	2,165,961	2,037,559
	ALLY AUTO RECEIVABLES TRU 5 A2	0.450% 07/15/2015 DD 10/24/12	513,687	513,628	513,811
	ALLY AUTO RECEIVABLES TRU 5 A3	0.990% 11/16/2015 DD 11/16/11	363,559	363,482	364,279
	ALLY AUTO RECEIVABLES TRU 5 A4	1.750% 03/15/2016 DD 12/10/10	774,565	784,247	778,554
	ALLY MASTER OWNER TRUST 1 A2	2.150% 01/15/2016 DD 01/20/11	375,000	376,526	375,221
	ALLY MASTER OWNER TRUST 1 A2	1.440% 02/15/2017 DD 02/22/12	830,000	829,936	836,167
	ALLY MASTER OWNER TRUST 3 A2	1.810% 05/15/2016 DD 05/18/11	1,285,000	1,284,697	1,290,847
	ALLY MASTER OWNER TRUST 5 A	1.540% 09/15/2019 DD 10/11/12	1,380,000	1,379,606	1,370,133
	AMERICAN EXPRESS CO	7.000% 03/19/2018 DD 03/19/08	425,000	533,622	507,807
	AMERICAN HONDA FINANCE CORP	2.125% 10/10/2018 DD 10/10/13	1,490,000	1,484,249	1,483,861
	AMGEN INC	6.375% 06/01/2037 DD 12/01/07	200,000	248,974	229,372
	AMGEN INC	5.650% 06/15/2042 DD 06/30/11	625,000	621,938	661,900
	AMGEN INC	3.875% 11/15/2021 DD 11/10/11	2,090,000	2,084,148	2,146,827
	ANHEUSER-BUSCH INBEV FINANCE I	2.625% 01/17/2023 DD 01/17/13	1,915,000	1,902,495	1,758,640
	BAE SYSTEMS PLC 144A	4.750% 10/11/2021 DD 10/11/11	2,140,000	2,137,817	2,230,822
	BANK OF AMERICA CORP	5.420% 03/15/2017 DD 03/15/07	1,300,000	1,295,986	1,429,207
	BANK OF AMERICA CORP	5.490% 03/15/2019 DD 03/15/07	2,000,000	1,887,840	2,214,040
	BANK OF AMERICA CORP	5.750% 12/01/2017 DD 12/04/07	330,000	347,691	375,576
	BANK OF AMERICA CORP	5.650% 05/01/2018 DD 05/02/08	370,000	353,113	421,160
	BANK OF AMERICA NA	6.100% 06/15/2017 DD 06/19/07	870,000	896,222	981,003
	BANK OF NEW YORK MELLON CORP/T	2.100% 01/15/2019 DD 11/18/13	765,000	764,044	758,268
	BERKSHIRE HATHAWAY FINANCE COR	5.400% 05/15/2018 DD 11/15/08	2,310,000	2,410,115	2,657,031
	BG ENERGY CAPITAL PLC 144A	2.500% 12/09/2015 DD 12/09/10	305,000	303,252	314,784
	BG ENERGY CAPITAL PLC 144A	4.000% 10/15/2021 DD 10/12/11	1,195,000	1,185,560	1,225,855
	BHP BILLITON FINANCE USA LTD	3.850% 09/30/2023 DD 09/30/13	1,095,000	1,093,653	1,099,752
	CATERPILLAR FINANCIAL SERVICES	7.050% 10/01/2018 DD 09/26/08	1,675,000	1,862,075	2,020,871
	CATERPILLAR INC	3.900% 05/27/2021 DD 05/27/11	200,000	199,066	207,740
	CITIGROUP INC	4.500% 01/14/2022 DD 11/01/11	1,935,000	2,124,185	2,050,539
	CITIGROUP INC	2.500% 09/26/2018 DD 09/26/13	980,000	975,708	984,949
	CLOROX CO/THE	5.950% 10/15/2017 DD 10/09/07	755,000	764,234	862,044
	CNH EQUIPMENT TRUST C A2	0.630% 01/17/2017 DD 08/29/13	935,000	934,998	936,000
	COCA-COLA CO/THE	2.450% 11/01/2020 DD 11/01/13	1,550,000	1,547,815	1,505,531
	COCA-COLA FEMSA SAB DE CV	2.375% 11/26/2018 DD 11/26/13	970,000	968,729	962,832
	COMCAST CORP	4.950% 06/15/2016 DD 06/09/05	2,135,000	2,208,796	2,331,271
	COMCAST CORP	6.500% 01/15/2017 DD 07/14/06	565,000	626,717	647,264
	CONAGRA FOODS INC	1.900% 01/25/2018 DD 01/25/13	670,000	670,000	657,719

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
December 31, 2013

CVS CAREMARK CORP	2.250% 12/05/2018 DD 12/05/13	1,370,000	1,368,452	1,369,603
DAIMLER FINANCE NORTH AME 144A	2.375% 08/01/2018 DD 08/01/13	1,095,000	1,092,284	1,092,580
DETROIT EDISON SECURITIZA 1 A6	6.620% 03/01/2016 DD 03/09/01	1,842,102	1,937,229	1,918,402
DEUTSCHE TELEKOM INTERNAT 144A	2.250% 03/06/2017 DD 03/06/12	1,265,000	1,257,878	1,283,014
DEVON ENERGY CORP	3.250% 05/15/2022 DD 05/14/12	2,070,000	2,057,746	1,973,849
DIAGEO CAPITAL PLC	1.125% 04/29/2018 DD 04/29/13	1,280,000	1,272,704	1,234,035
DIAGEO INVESTMENT CORP	2.875% 05/11/2022 DD 05/11/12	1,025,000	1,021,290	977,061
DIRECTV HOLDINGS LLC / DIRECTV	5.875% 10/01/2019 DD 04/01/10	410,000	492,935	464,440
DIRECTV HOLDINGS LLC / DIRECTV	1.750% 01/15/2018 DD 01/15/13	675,000	673,076	662,155
DOMINION RESOURCES INC/VA	1.950% 08/15/2016 DD 08/15/11	370,000	369,911	376,124
DTE ENERGY CO	3.850% 12/01/2023 DD 11/25/13	955,000	952,947	942,891
DUKE ENERGY PROGRESS INC	3.000% 09/15/2021 DD 09/15/11	325,000	324,441	318,282
ENCANA CORP	3.900% 11/15/2021 DD 11/14/11	1,835,000	1,834,688	1,821,953
FINANCING CORP STRIP	10.700% 10/06/2017 DD 10/08/87	375,000	527,096	496,871
FINANCING CORP STRIP	0.000% 10/06/2017 DD 10/27/88	395,000	375,783	372,173
FINANCING CORP STRIP	0.000% 05/02/2017 DD 11/02/91	965,000	662,077	928,948
FINANCING CORP STRIP	0.000% 10/06/2017 DD 10/08/87	5,750,000	3,958,415	5,417,708
FINANCING CORP STRIP	0.000% 11/30/2017 DD 11/30/87	1,740,000	1,182,382	1,628,483
FINANCING CORP STRIP IO	10.350% 08/03/2018 DD 08/03/88	1,940,000	2,798,016	2,654,929
FINANCING CORP STRIP PO	0.000% 12/27/2018 DD 01/03/89	900,000	574,587	810,873
FINANCING CORP STRIP PO	0.000% 03/07/2019 DD 03/14/89	965,000	614,898	860,519
FINANCING CORP STRIP PO	0.000% 04/05/2019 DD 04/24/89	150,000	112,521	133,167
FINANCING CORP STRIP PO	0.000% 09/26/2019 DD 09/26/89	1,160,000	715,244	1,001,579
FNMA POOL #0310104	5.500% 08/01/2037 DD 12/01/11	2,506,687	2,753,439	2,757,255
FNMA POOL #0725424	5.500% 04/01/2034 DD 04/01/04	745,338	817,775	821,265
FNMA POOL #0735676	5.000% 07/01/2035 DD 06/01/05	725,681	779,880	788,213
FNMA POOL #0AD0248	5.500% 11/01/2037 DD 09/01/09	567,128	621,714	624,142
FNMA POOL #0AD0719	5.500% 12/01/2033 DD 02/01/10	1,106,452	1,222,803	1,219,133
FNMA POOL #0AL3760	5.500% 02/01/2038 DD 06/01/13	1,566,335	1,717,095	1,723,548
FORD CREDIT AUTO OWNER TR B A3	0.840% 06/15/2015 DD 07/26/11	81,758	81,745	81,790
FORD CREDIT AUTO OWNER TR C A2	0.470% 04/15/2015 DD 07/25/12	51,084	51,080	51,084
FORD CREDIT AUTO OWNER TR D A2	0.450% 08/15/2016 DD 11/26/13	2,085,000	2,084,792	2,084,729
FORD CREDIT FLOORPLAN MAS 1 A1	2.120% 02/15/2016 DD 02/24/11	1,040,000	1,048,158	1,042,246
FORD CREDIT FLOORPLAN MAS 4 A1	0.740% 09/15/2016 DD 09/19/12	1,755,000	1,754,694	1,757,194
FORD CREDIT FLOORPLAN MAS 5 A1	1.500% 09/15/2018 DD 09/17/13	680,000	679,856	686,032
GENERAL ELECTRIC CAPITAL CORP	5.300% 02/11/2021 DD 02/11/11	700,000	725,020	783,034
GENERAL ELECTRIC CAPITAL CORP	4.375% 09/16/2020 DD 09/16/10	750,000	744,128	812,843
GENERAL ELECTRIC CO	2.700% 10/09/2022 DD 10/09/12	1,885,000	1,880,570	1,764,360
GOLDMAN SACHS GROUP INC/THE	7.500% 02/15/2019 DD 02/05/09	480,000	563,731	584,626
GOLDMAN SACHS GROUP INC/THE	5.950% 01/18/2018 DD 01/18/08	880,000	955,680	1,000,507
GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	1,315,000	1,438,644	1,507,884
GOLDMAN SACHS GROUP INC/THE	5.250% 07/27/2021 DD 07/27/11	1,650,000	1,646,344	1,806,486

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
December 31, 2013

HARLEY-DAVIDSON MOTORCYCL 2 A3	1.110% 09/15/2016 DD 11/09/11	333,787	334,778	334,444
HEINEKEN NV 144A	1.400% 10/01/2017 DD 10/10/12	475,000	473,433	466,008
HONDA AUTO RECEIVABLES OW 4 A2	0.450% 04/18/2016 DD 10/30/13	1,550,000	1,549,907	1,549,969
HSBC FINANCE CORP	6.676% 01/15/2021 DD 07/15/11	961,000	893,423	1,104,227
HSBC HOLDINGS PLC	4.000% 03/30/2022 DD 03/30/12	530,000	526,544	544,761
INTERNATIONAL BUSINESS MACHINE	1.625% 05/15/2020 DD 05/07/13	1,730,000	1,717,008	1,622,273
JAPAN TOBACCO INC 144A	2.100% 07/23/2018 DD 07/23/13	565,000	564,384	563,435
JPMCC COMMERCIAL MORTG LDP1 A2	4.625% 03/15/2046 DD 03/01/05	65,739	66,065	65,747
JPMORGAN CHASE & CO	6.000% 01/15/2018 DD 12/20/07	1,800,000	1,760,094	2,072,664
JPMORGAN CHASE & CO	4.400% 07/22/2020 DD 07/22/10	1,590,000	1,594,913	1,709,186
JPMORGAN CHASE & CO	3.450% 03/01/2016 DD 02/24/11	935,000	955,271	980,675
JPMORGAN CHASE BANK NA	6.000% 10/01/2017 DD 09/24/07	495,000	531,531	566,339
KELLOGG CO	1.750% 05/17/2017 DD 05/17/12	310,000	308,320	309,634
KRAFT FOODS GROUP INC	3.500% 06/06/2022 DD 12/06/12	355,000	351,805	345,979
KROGER CO/THE	6.400% 08/15/2017 DD 08/15/07	1,280,000	1,413,330	1,466,547
LOCKHEED MARTIN CORP	3.350% 09/15/2021 DD 09/09/11	1,410,000	1,406,193	1,399,002
MASSACHUSETTS MUTUAL LIFE 144A	8.875% 06/01/2039 DD 06/01/09	985,000	1,216,863	1,411,564
MERCEDES-BENZ AUTO RECEIV 1 A3	0.850% 03/16/2015 DD 07/20/11	151,569	151,894	151,673
METLIFE INC	6.750% 06/01/2016 DD 05/29/09	830,000	828,033	943,735
MORGAN STANLEY	5.450% 01/09/2017 DD 01/09/07	750,000	769,883	831,750
MORGAN STANLEY	5.950% 12/28/2017 DD 12/28/07	670,000	694,864	765,488
MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	255,000	292,464	309,675
MORGAN STANLEY CAPITAL HQ4 A7	4.970% 04/14/2040 DD 10/01/04	792,806	823,528	802,494
MOTIVA ENTERPRISES LLC 144A	5.750% 01/15/2020 DD 01/11/10	505,000	504,010	573,488
NCUA GUARANTEED NOTES TR C1 A2	2.900% 10/29/2020 DD 11/10/10	990,000	987,476	1,022,630
NEW YORK LIFE GLOBAL FUND 144A	2.100% 01/02/2019 DD 12/12/13	1,560,000	1,558,206	1,542,700
NEWS AMERICA INC	6.200% 12/15/2034 DD 12/03/04	1,050,000	1,050,525	1,162,319
NORTHROP GRUMMAN CORP	1.750% 06/01/2018 DD 05/31/13	2,095,000	2,089,218	2,043,798
PACIFIC GAS & ELECTRIC CO	5.625% 11/30/2017 DD 12/04/07	1,260,000	1,324,027	1,427,555
PEPSICO INC	2.750% 03/01/2023 DD 02/28/13	1,145,000	1,143,901	1,059,766
PERRIGO CO LTD 144A	2.300% 11/08/2018 DD 11/08/13	1,515,000	1,512,864	1,495,350
PETROBRAS GLOBAL FINANCE	2.000% 05/20/2016 DD 05/20/13	785,000	781,734	784,380
PNC BANK NA	1.150% 11/01/2016 DD 10/24/13	770,000	768,999	770,939
PROCTER & GAMBLE - ESOP	9.360% 01/01/2021 DD 12/04/90	1,006,935	1,278,681	1,283,993
PSE&G TRANSITION FUNDING 1 A8	6.890% 12/15/2017 DD 01/31/01	1,650,000	1,947,000	1,783,898
RAYTHEON CO	6.400% 12/15/2018 DD 06/15/99	1,540,000	1,728,614	1,818,278
RESOLUTION FDG CORP STRIP	0.000% 07/15/2020 DD 07/15/90	1,550,000	1,369,328	1,293,599
RIO TINTO FINANCE USA LTD	3.750% 09/20/2021 DD 09/19/11	245,000	246,583	247,352
RIO TINTO FINANCE USA PLC	2.250% 12/14/2018 DD 06/19/13	495,000	490,476	492,560
RSB BONDCO LLC A A3	5.820% 06/28/2019 DD 06/29/07	715,000	822,809	804,139
SABMILLER HOLDINGS INC 144A	3.750% 01/15/2022 DD 01/17/12	245,000	243,829	245,914
SHELL INTERNATIONAL FINANCE BV	3.400% 08/12/2023 DD 08/12/13	905,000	903,100	882,058

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
December 31, 2013

SOUTHERN CALIFORNIA EDISON CO	3.500% 10/01/2023 DD 10/02/13	1,320,000	1,317,677	1,293,666
SOUTHWESTERN ELECTRIC POWER CO	5.875% 03/01/2018 DD 12/04/07	665,000	662,579	746,542
SPECTRA ENERGY CAPITAL LLC	8.000% 10/01/2019 DD 09/28/99	697,000	807,882	830,239
STATE STREET CORP	3.700% 11/20/2023 DD 11/19/13	3,035,000	3,027,716	3,011,145
STATOIL ASA	2.900% 11/08/2020 DD 11/08/13	1,490,000	1,489,628	1,480,255
STRYKER CORP	1.300% 04/01/2018 DD 03/25/13	570,000	567,521	553,698
SUNCOR ENERGY INC	6.100% 06/01/2018 DD 06/06/08	1,965,000	2,083,106	2,271,461
THERMO FISHER SCIENTIFIC INC	2.400% 02/01/2019 DD 12/11/13	785,000	783,399	777,692
TIME WARNER CABLE INC	8.250% 02/14/2014 DD 11/18/08	1,120,000	1,118,309	1,129,621
TIME WARNER CABLE INC	8.250% 04/01/2019 DD 03/26/09	355,000	416,639	415,883
TIME WARNER CABLE INC	5.500% 09/01/2041 DD 09/12/11	450,000	441,972	372,875
TOTAL CAPITAL SA	2.125% 08/10/2018 DD 08/12/13	810,000	809,773	813,143
TOYOTA AUTO RECEIVABLES O B A2	0.480% 02/15/2016 DD 09/18/13	765,000	764,958	765,620
TOYOTA MOTOR CREDIT CORP	2.000% 10/24/2018 DD 10/24/13	1,710,000	1,709,590	1,709,504
TSMC GLOBAL LTD 144A	1.625% 04/03/2018 DD 04/03/13	1,240,000	1,239,169	1,187,474
U S TREASURY BILL	0.000% 02/06/2014 DD 02/07/13	30,160,000	30,157,115	30,157,115
U S TREASURY BILL	0.000% 04/03/2014 DD 04/04/13	3,880,000	3,879,420	3,879,420
U S TREASURY BOND	3.125% 11/15/2041 DD 11/15/11	18,730,000	19,178,098	16,178,038
U S TREASURY BOND	3.125% 02/15/2042 DD 02/15/12	19,265,000	20,697,568	16,610,090
U S TREASURY BOND	3.000% 05/15/2042 DD 05/15/12	1,855,000	1,893,440	1,555,584
U S TREASURY BOND	2.750% 08/15/2042 DD 08/15/12	8,810,000	8,694,720	6,980,515
U S TREASURY BOND	2.750% 11/15/2042 DD 11/15/12	1,420,000	1,303,937	1,122,695
U S TREASURY BOND	2.875% 05/15/2043 DD 05/15/13	11,340,000	9,622,589	9,190,730
U S TREASURY BONDS	3.625% 08/15/2043 DD 08/15/13	1,160,000	1,114,745	1,095,481
U S TREASURY NOTE	1.500% 12/31/2018 DD 12/31/13	27,275,000	26,960,118	26,968,156
U S TREASURY NOTE	2.375% 12/31/2020 DD 12/31/13	2,935,000	2,938,378	2,923,524
U S TREASURY NOTE	4.000% 02/15/2014 DD 02/15/04	25,090,000	25,250,944	25,206,669
U S TREASURY NOTE	1.875% 02/28/2014 DD 02/28/09	4,080,000	4,096,943	4,091,465
U S TREASURY NOTE	1.750% 03/31/2014 DD 03/31/09	11,325,000	11,377,108	11,370,527
U S TREASURY NOTE	1.250% 02/15/2014 DD 02/15/11	4,925,000	4,936,881	4,931,747
U S TREASURY NOTE	0.250% 03/31/2014 DD 03/31/12	13,500,000	13,505,968	13,505,265
U S TREASURY NOTE	2.000% 02/15/2023 DD 02/15/13	15,680,000	15,833,330	14,545,709
U S TREASURY NOTE	0.375% 06/30/2015 DD 06/30/13	11,570,000	11,567,967	11,593,950
U S TREASURY NOTE	2.500% 08/15/2023 DD 08/15/13	10,045,000	9,904,485	9,646,314
U S TREASURY NOTE	2.750% 11/15/2023 DD 11/15/13	565,000	560,263	552,725
VERIZON COMMUNICATIONS INC	3.850% 11/01/2042 DD 11/07/12	560,000	559,210	457,408
VERIZON COMMUNICATIONS INC	6.400% 09/15/2033 DD 09/18/13	2,945,000	2,942,055	3,387,103
VODAFONE GROUP PLC	2.950% 02/19/2023 DD 02/19/13	1,430,000	1,423,379	1,304,174
VOLKSWAGEN AUTO LOAN ENHA 2 A2	0.420% 07/20/2016 DD 11/13/13	1,445,000	1,444,946	1,444,682
WASTE MANAGEMENT INC	2.600% 09/01/2016 DD 08/29/11	395,000	394,964	407,707
U S TREASURY BILL	0.000% 04/03/2014 DD 04/04/13	555,000	(554,916)	(554,916)
U S TREASURY BILL	0.000% 04/03/2014 DD 04/04/13	3,325,000	(3,324,504)	(3,324,504)

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
December 31, 2013

U S TREASURY NOTE	0.250% 03/31/2014 DD 03/31/12	555,000	(555,618)	(555,618)
US TREAS BD FUTURE (CBT)	EXP MAR 14	(159)	386,320	386,320
US ULTRA BOND (CBT)	EXP MAR 14	(127)	416,719	416,719
US 10YR TREAS NTS FUTURE (CBT)	EXP MAR 14	(23)	59,656	59,656
US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 14	(77)	110,086	110,086
US 2YR TREASURY NTS FUT (CBT)	EXP MAR 14	(199)	44,774	44,774
INTEREST BEARING CASH	TEMPORARY INVESTMENST		13,730,442	13,730,442
TOTAL UNDERLYING ASSETS			386,466,983	380,549,406
ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(15,156,407)
CONTRACT VALUE				365,392,999

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2013

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value

	ABBVIE INC	1.750% 11/06/2017 DD 05/06/13	425,000	424,112	424,273
	ABBVIE INC	2.000% 11/06/2018 DD 05/06/13	325,000	323,287	321,493
	ABBVIE INC	2.900% 11/06/2022 DD 05/06/13	260,000	258,326	243,012
	ALLY MASTER OWNER TRUST 1 A2	1.000% 02/15/2018 DD 02/21/13	250,000	249,942	249,800
	ALLY MASTER OWNER TRUST 4 A2	1.540% 09/15/2016 DD 09/21/11	160,000	161,413	161,021
	ALLY MASTER OWNER TRUST 5 A	1.540% 09/15/2019 DD 10/11/12	525,000	524,850	521,246
	ALTRIA GROUP INC	9.700% 11/10/2018 DD 11/10/08	10,000	13,719	13,144
	ALTRIA GROUP INC	9.250% 08/06/2019 DD 02/06/09	98,000	121,850	129,096
	ALTRIA GROUP INC	2.850% 08/09/2022 DD 08/09/12	330,000	329,314	303,838
	AMAZON.COM INC	2.500% 11/29/2022 DD 11/29/12	205,000	203,188	184,793
	AMERICAN EXPRESS CO	2.650% 12/02/2022 DD 12/03/12	350,000	320,765	324,685
	AMERICAN HONDA FINANCE CORP	2.125% 10/10/2018 DD 10/10/13	400,000	398,456	398,352
	AMERICAN INTERNATIONAL GROUP I	3.800% 03/22/2017 DD 03/22/12	35,000	34,929	37,377
	AMERICAN INTERNATIONAL GROUP I	2.375% 08/24/2015 DD 08/23/12	110,000	109,899	112,358
	AMERICAN INTERNATIONAL GROUP I	4.125% 02/15/2024 DD 10/02/13	195,000	194,877	193,869
	AMERICAN INTERNATIONAL GROUP I	5.850% 01/16/2018 DD 12/12/07	235,000	233,057	269,557
	AMERIPRISE FINANCIAL INC	4.000% 10/15/2023 DD 09/06/13	475,000	484,286	473,594
	AMGEN INC	3.875% 11/15/2021 DD 11/10/11	310,000	309,132	318,429
	AMGEN INC	2.125% 05/15/2017 DD 05/15/12	175,000	175,749	177,216
	ANADARKO PETROLEUM CORP	6.375% 09/15/2017 DD 08/12/10	200,000	233,216	229,614
	ARI FLEET LEASE TRUST B A 144A	VAR RT 01/15/2021 DD 10/23/12	157,948	157,948	157,758
	AT&T INC	3.875% 08/15/2021 DD 08/18/11	160,000	165,424	162,096
	BANC OF AMERICA COMMERCIA 4 A4	5.634% 07/10/2046 DD 08/01/06	435,000	489,056	471,549
	BANC OF AMERICA MERRILL L 1 A5	VAR RT 11/10/2042 DD 04/01/05	445,210	484,427	461,554
	BANK OF AMERICA CORP	5.750% 12/01/2017 DD 12/04/07	135,000	129,533	153,645
	BANK OF AMERICA CORP	5.625% 07/01/2020 DD 06/22/10	125,000	127,107	142,839
	BANK OF AMERICA CORP	5.875% 01/05/2021 DD 12/21/10	190,000	196,316	218,384
	BANK OF AMERICA CORP	2.000% 01/11/2018 DD 01/11/13	245,000	244,630	244,566
	BANK OF AMERICA CORP	2.600% 01/15/2019 DD 10/22/13	245,000	244,958	246,080
	BANK OF AMERICA CORP	4.100% 07/24/2023 DD 07/23/13	50,000	51,033	50,212
	BANK OF TOKYO-MITSUBISHI 144A	1.550% 09/09/2016 DD 09/09/13	450,000	449,424	454,212
	BARCLAYS BANK PLC 144A	6.050% 12/04/2017 DD 12/04/07	785,000	876,089	877,614
	BAT INTERNATIONAL FINANCE 144A	9.500% 11/15/2018 DD 11/21/08	165,000	163,442	217,287
	BEAR STEARNS COMMERCIA PW10 A4	VAR RT 12/11/2040 DD 12/01/05	225,000	250,857	238,714
	BEAR STEARNS COMMERCIA PW11 A4	VAR RT 03/11/2039 DD 03/01/06	490,000	398,431	527,823
	BEAR STEARNS COMMERCIA PW14 A4	5.201% 12/11/2038 DD 12/01/06	190,000	208,948	207,545
	BEAR STEARNS COMMERCIA PW16 A4	VAR RT 06/11/2040 DD 06/01/07	145,000	165,114	162,607

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2013

BEAR STEARNS COMMERCIAL T24 A4	5.537% 10/12/2041 DD 10/01/06	140,000	151,397	153,002
BEAR STEARNS COS LLC/THE	6.400% 10/02/2017 DD 10/02/07	150,000	149,562	174,084
BEAR STEARNS COS LLC/THE	7.250% 02/01/2018 DD 02/01/08	115,000	143,107	137,698
BNP PARIBAS SA	2.375% 09/14/2017 DD 09/14/12	320,000	324,762	326,710
BNP PARIBAS SA	5.000% 01/15/2021 DD 01/18/11	230,000	246,052	252,308
BNP PARIBAS SA	2.400% 12/12/2018 DD 12/12/13	250,000	249,415	250,160
BP CAPITAL MARKETS PLC	1.846% 05/05/2017 DD 05/07/12	640,000	640,000	646,426
BPCE SA	2.500% 12/10/2018 DD 12/10/13	280,000	279,555	278,502
BRANCH BANKING & TRUST CO	2.300% 10/15/2018 DD 09/26/13	250,000	249,950	250,373
BURLINGTON NORTHERN SANTA FE L	3.850% 09/01/2023 DD 08/22/13	325,000	323,898	319,683
CANADIAN NATIONAL RAILWAY CO	2.850% 12/15/2021 DD 11/15/11	630,000	625,277	605,789
CAPITAL ONE BANK USA NA	3.375% 02/15/2023 DD 02/11/13	300,000	302,259	278,904
CAPITAL ONE FINANCIAL CORP	6.150% 09/01/2016 DD 08/29/06	350,000	362,737	391,468
CARGILL INC 144A	4.307% 05/14/2021 DD 05/16/11	564,000	553,557	585,291
CARMAX AUTO OWNER TRUST 3 A4	1.490% 01/15/2019 DD 08/08/13	265,000	264,987	266,073
CBS CORP	5.750% 04/15/2020 DD 04/05/10	290,000	303,113	325,531
CD 2007-CD4 COMMERCIAL CD4 A4	5.322% 12/11/2049 DD 03/01/07	435,000	494,065	476,373
CELLCO PARTNERSHIP / VERIZON W	8.500% 11/15/2018 DD 05/15/09	325,000	321,539	411,492
CHESAPEAKE FUNDING L 1A A 144A	VAR RT 11/07/2023 DD 05/17/12	358,190	358,722	358,993
CITIGROUP COMMERCIAL MOR C4 A3	VAR RT 03/15/2049 DD 06/01/06	105,213	115,319	114,014
CITIGROUP INC	6.125% 05/15/2018 DD 05/12/08	345,000	367,566	399,265
CITIGROUP INC	8.500% 05/22/2019 DD 05/22/09	670,000	738,754	858,665
CITIGROUP INC	5.375% 08/09/2020 DD 08/09/10	165,000	191,910	187,711
CITIGROUP INC	1.700% 07/25/2016 DD 07/25/13	150,000	149,930	151,413
CITIGROUP INC	3.875% 10/25/2023 DD 10/25/13	495,000	492,955	486,615
COCA-COLA ENTERPRISES INC	3.500% 09/15/2020 DD 09/14/10	400,000	409,052	399,848
COMCAST CORP	5.700% 07/01/2019 DD 06/18/09	250,000	302,858	288,943
COMM 2013-LC6 MORTGAGE LC6 A4	2.941% 01/10/2046 DD 01/01/13	175,000	180,238	163,956
COMMERCIAL MORTGAGE PAS CR3 A3	2.822% 10/15/2045 DD 10/01/12	240,000	242,128	225,595
COMMERCIAL MORTGAGE PASS C4 A3	5.467% 09/15/2039 DD 09/01/06	271,600	288,617	295,454
COMMIT TO PUR FHLMC GOLD SFM	4.000% 01/01/2044 DD 01/01/14	4,100,000	4,223,641	4,210,495
COMMIT TO PUR FHLMC GOLD SFM	6.000% 01/01/2044 DD 01/01/14	1,000,000	1,100,469	1,105,200
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2029 DD 01/01/14	14,300,000	15,234,008	15,152,423
COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2044 DD 01/01/14	4,300,000	4,564,047	4,556,151
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2044 DD 01/01/14	6,300,000	6,952,641	6,987,582
CONAGRA FOODS INC	1.900% 01/25/2018 DD 01/25/13	55,000	55,000	53,992
CONOCOPHILLIPS	6.000% 01/15/2020 DD 05/21/09	400,000	478,946	469,248
CONSUMERS ENERGY CO	3.375% 08/15/2023 DD 08/09/13	325,000	324,834	316,362
COX COMMUNICATIONS INC	6.250% 06/01/2018 DD 06/05/08	175,000	206,817	199,603
COX COMMUNICATIONS INC 144A	2.950% 06/30/2023 DD 05/01/13	645,000	642,162	563,627
CREDIT SUISSE FIRST BOST C1 A4	VAR RT 02/15/2038 DD 03/01/05	402,856	433,873	414,382
CVS CAREMARK CORP	6.250% 06/01/2027 DD 05/25/07	75,000	81,024	87,151

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2013

CVS CAREMARK CORP	2.750% 12/01/2022 DD 11/29/12	130,000	129,819	119,986
DBUBS 2011-LC1 MO LC1A A3 144A	5.002% 11/10/2046 DD 02/01/11	145,767	162,273	160,800
DIRECTV HOLDINGS LLC / DIRECTV	5.200% 03/15/2020 DD 03/11/10	155,000	170,810	168,790
DIRECTV HOLDINGS LLC / DIRECTV	4.600% 02/15/2021 DD 08/17/10	275,000	292,227	283,990
DIRECTV HOLDINGS LLC / DIRECTV	2.400% 03/15/2017 DD 03/08/12	425,000	429,568	432,676
DOMINION RESOURCES INC/VA	6.400% 06/15/2018 DD 06/17/08	255,000	254,760	297,378
DUKE ENERGY CORP	3.950% 10/15/2023 DD 10/11/13	70,000	69,857	70,020
DUKE REALTY LP	5.950% 02/15/2017 DD 08/24/06	30,000	30,450	33,383
DUKE REALTY LP	7.375% 02/15/2015 DD 08/11/09	195,000	216,771	208,576
EMC CORP/MA	1.875% 06/01/2018 DD 06/06/13	650,000	649,630	642,616
ENERGY TRANSFER PARTNERS LP	4.150% 10/01/2020 DD 09/19/13	400,000	399,316	405,832
ENERGY TRANSFER PARTNERS LP	5.950% 10/01/2043 DD 09/19/13	400,000	390,588	405,804
ERAC USA FINANCE LLC 144A	1.400% 04/15/2016 DD 10/15/12	60,000	59,904	60,047
ERAC USA FINANCE LLC 144A	2.800% 11/01/2018 DD 07/23/13	175,000	175,565	176,845
EVEREST REINSURANCE HOLDINGS I	5.400% 10/15/2014 DD 10/12/04	250,000	250,055	258,390
FHLMC POOL #A4-1215	5.000% 11/01/2035 DD 12/01/05	170,349	163,602	183,645
FHLMC POOL #A4-1297	5.000% 12/01/2035 DD 12/01/05	51,242	49,212	56,165
FHLMC POOL #A4-1833	5.000% 01/01/2036 DD 01/01/06	77,908	74,822	84,274
FHLMC POOL #A4-7715	5.000% 11/01/2035 DD 11/01/05	2,357	2,264	2,538
FHLMC POOL #A7-0631	5.000% 12/01/2037 DD 12/01/07	200,143	191,950	215,464
FHLMC POOL #A7-7292	5.000% 04/01/2038 DD 05/01/08	753,157	743,743	810,811
FHLMC POOL #A9-6129	4.000% 01/01/2041 DD 12/01/10	4,340,979	4,483,757	4,461,875
FHLMC POOL #B1-1979	5.500% 01/01/2019 DD 01/01/04	11,318	11,331	12,252
FHLMC POOL #B1-5149	5.500% 06/01/2019 DD 06/01/04	17,567	18,187	18,502
FHLMC POOL #B1-5992	5.500% 08/01/2019 DD 08/01/04	46,937	48,595	50,827
FHLMC POOL #B1-6466	5.500% 09/01/2019 DD 09/01/04	134,277	134,424	145,364
FHLMC POOL #E0-1216	5.500% 10/01/2017 DD 10/01/02	41,936	43,416	44,562
FHLMC POOL #E0-1648	5.500% 05/01/2019 DD 05/01/04	6,203	6,422	6,717
FHLMC POOL #E9-2026	5.500% 10/01/2017 DD 10/01/02	95,197	98,559	100,246
FHLMC POOL #E9-9911	5.500% 10/01/2018 DD 09/01/03	48,727	50,447	52,011
FHLMC POOL #G0-1940	5.000% 10/01/2035 DD 10/01/05	115,514	108,502	124,767
FHLMC POOL #G0-4214	5.500% 05/01/2038 DD 04/01/08	436,771	439,774	476,023
FHLMC POOL #G1-2164	6.500% 05/01/2017 DD 05/01/06	44	45	45
FHLMC POOL #G1-2165	6.500% 01/01/2019 DD 05/01/06	820	832	860
FHLMC MULTICLASS MTG 2684 PH	5.000% 01/15/2033 DD 10/01/03	114,365	112,284	119,177
FHLMC MULTICLASS MTG K003 A5	5.085% 03/25/2019 DD 06/01/09	175,000	176,749	197,437
FIFTH THIRD AUTO TRUST 20 A A4	0.830% 04/15/2019 DD 03/28/13	390,000	389,979	385,269
FNMA POOL #0252441	6.000% 05/01/2019 DD 04/01/99	11,065	12,056	12,253
FNMA POOL #0256315	5.500% 07/01/2036 DD 06/01/06	201,454	197,512	221,342
FNMA POOL #0693008	5.000% 05/01/2018 DD 05/01/03	3,642	3,655	3,879
FNMA POOL #0725314	5.000% 04/01/2034 DD 03/01/04	131,933	125,321	143,542
FNMA POOL #0726028	5.000% 08/01/2018 DD 07/01/03	24,928	25,018	26,525

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2013

FNMA POOL #0727187	5.500% 08/01/2033 DD 08/01/03	54,664	55,022	60,215
FNMA POOL #0733371	5.000% 08/01/2018 DD 07/01/03	60,377	60,943	64,322
FNMA POOL #0733655	5.500% 09/01/2033 DD 08/01/03	64,487	64,910	71,041
FNMA POOL #0734847	5.500% 08/01/2033 DD 08/01/03	85,384	85,945	94,094
FNMA POOL #0738499	5.500% 09/01/2033 DD 09/01/03	38,184	38,434	41,912
FNMA POOL #0738632	5.000% 11/01/2018 DD 11/01/03	66,088	66,708	70,420
FNMA POOL #0743133	5.000% 10/01/2018 DD 09/01/03	87,294	88,112	93,005
FNMA POOL #0743186	5.000% 10/01/2018 DD 09/01/03	212,001	213,989	225,945
FNMA POOL #0743859	5.000% 11/01/2018 DD 10/01/03	197,267	199,117	211,184
FNMA POOL #0743887	5.000% 11/01/2018 DD 10/01/03	86,611	87,423	92,741
FNMA POOL #0747866	5.000% 11/01/2018 DD 11/01/03	113,333	114,396	120,781
FNMA POOL #0757861	5.000% 10/01/2018 DD 11/01/03	90,381	91,228	96,183
FNMA POOL #0778421	5.000% 08/01/2035 DD 07/01/05	13,435	13,215	14,562
FNMA POOL #0820263	5.000% 07/01/2035 DD 07/01/05	50,556	49,727	54,874
FNMA POOL #0825951	5.000% 07/01/2035 DD 06/01/05	43,644	42,928	47,345
FNMA POOL #0826955	5.000% 06/01/2035 DD 06/01/05	5,729	5,635	6,218
FNMA POOL #0828523	5.000% 07/01/2035 DD 07/01/05	88,933	87,474	96,549
FNMA POOL #0828547	5.000% 08/01/2035 DD 08/01/05	9,773	9,277	10,601
FNMA POOL #0828678	5.000% 07/01/2035 DD 07/01/05	100,492	98,843	109,006
FNMA POOL #0828712	5.000% 07/01/2035 DD 07/01/05	91,042	89,549	98,819
FNMA POOL #0830996	5.000% 08/01/2035 DD 07/01/05	113,254	111,396	122,924
FNMA POOL #0832013	5.000% 09/01/2035 DD 08/01/05	143,498	141,144	155,710
FNMA POOL #0832878	5.000% 09/01/2035 DD 08/01/05	158,186	152,971	171,689
FNMA POOL #0838778	5.000% 10/01/2035 DD 10/01/05	53,536	50,853	58,107
FNMA POOL #0840377	5.000% 11/01/2035 DD 11/01/05	38,999	37,045	42,303
FNMA POOL #0843360	5.000% 11/01/2035 DD 11/01/05	70,438	66,908	76,434
FNMA POOL #0844018	5.000% 11/01/2035 DD 10/01/05	145,730	138,427	158,171
FNMA POOL #0867065	5.000% 02/01/2036 DD 02/01/06	48,534	46,069	52,642
FNMA POOL #0882022	5.500% 05/01/2036 DD 05/01/06	8,159	7,999	8,966
FNMA POOL #0888023	5.500% 06/01/2036 DD 11/01/06	876,080	874,027	965,204
FNMA POOL #0888120	5.000% 10/01/2035 DD 12/01/06	341,468	330,184	370,589
FNMA POOL #0893289	5.500% 08/01/2036 DD 08/01/06	81,096	79,588	89,098
FNMA POOL #0893363	5.000% 06/01/2036 DD 08/01/06	14,592	13,860	15,824
FNMA POOL #0900979	5.500% 09/01/2036 DD 09/01/06	11,580	11,365	12,711
FNMA POOL #0961876	5.000% 03/01/2038 DD 02/01/08	401,783	392,335	439,739
FNMA POOL #0AJ5610	3.000% 02/01/2027 DD 02/01/12	2,715,382	2,816,785	2,774,686
FNMA POOL #0AU1358	3.000% 07/01/2028 DD 07/01/13	1,159,474	1,202,773	1,185,330
FNMA POOL #0AU8871	3.000% 12/01/2028 DD 11/01/13	1,699,948	1,743,775	1,736,820
FORD CREDIT FLOORPLAN MAS 1 A1	2.120% 02/15/2016 DD 02/24/11	270,000	269,988	270,583
FORD MOTOR CREDIT CO LLC	6.625% 08/15/2017 DD 08/04/10	150,000	177,495	173,765
FORD MOTOR CREDIT CO LLC	5.875% 08/02/2021 DD 08/01/11	225,000	262,510	255,085
FORD MOTOR CREDIT CO LLC	4.250% 09/20/2022 DD 09/25/12	235,000	232,909	236,081

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2013

FREEPORT-MCMORAN COPPER & GOLD	3.100% 03/15/2020 DD 09/15/13	490,000	477,428	476,050
GENERAL ELECTRIC CAPITAL CORP	5.550% 05/04/2020 DD 05/04/07	625,000	742,025	719,206
GENERAL ELECTRIC CAPITAL CORP	5.625% 05/01/2018 DD 04/21/08	275,000	298,378	315,802
GENERAL ELECTRIC CAPITAL CORP	5.500% 01/08/2020 DD 01/08/10	95,000	94,675	108,790
GENERAL ELECTRIC CAPITAL CORP	4.625% 01/07/2021 DD 01/07/11	225,000	237,823	245,351
GENERAL ELECTRIC CAPITAL CORP	4.650% 10/17/2021 DD 10/17/11	125,000	141,131	136,181
GENERAL ELECTRIC CAPITAL CORP	3.150% 09/07/2022 DD 09/07/12	335,000	332,880	324,186
GMAC COMMERCIAL MORTGAGE C1 A4	VAR RT 11/10/2045 DD 01/01/06	115,000	125,247	120,828
GNMA POOL #0249532	8.500% 04/15/2018 DD 05/01/88	5,159	5,571	5,181
GNMA POOL #0345910	6.000% 12/15/2023 DD 12/01/93	12,561	13,091	14,118
GNMA POOL #0427239	6.000% 01/15/2028 DD 01/01/98	889	926	988
GNMA POOL #0434429	6.500% 06/15/2014 DD 07/01/99	1,251	1,558	1,256
GNMA POOL #0465541	6.000% 07/15/2028 DD 07/01/98	3,392	3,535	3,788
GNMA POOL #0486703	6.000% 11/15/2028 DD 11/01/98	2,069	2,157	2,307
GNMA POOL #0491289	6.000% 11/15/2028 DD 11/01/98	12,755	13,333	14,186
GNMA POOL #0493395	6.500% 01/15/2014 DD 01/01/99	176	206	176
GNMA POOL #0513006	6.500% 07/15/2014 DD 07/01/99	298	378	298
GNMA POOL #0517858	6.500% 09/15/2014 DD 09/01/99	920	1,025	922
GNMA POOL #0596613	6.000% 10/15/2032 DD 10/01/02	1,139	1,174	1,283
GNMA POOL #0601319	6.000% 02/15/2033 DD 02/01/03	16,764	17,523	18,701
GNMA POOL #0739896	4.000% 01/15/2041 DD 01/01/11	458,114	494,745	476,631
GNMA POOL #0767263	4.000% 08/15/2041 DD 08/01/11	1,776,989	1,919,078	1,848,815
GNMA POOL #0770410	4.000% 06/15/2041 DD 06/01/11	202,285	218,657	210,481
GNMA POOL #0778693	4.000% 12/15/2041 DD 12/01/11	380,238	411,014	395,608
GNMA POOL #0781856	6.000% 08/15/2034 DD 01/01/05	378,627	391,731	425,115
GNMA POOL #0782071	7.000% 05/15/2033 DD 03/01/06	95,821	99,983	113,529
GNMA II POOL #0MA1377	4.500% 10/20/2043 DD 10/01/13	1,593,790	1,714,383	1,706,806
GOLDMAN SACHS GROUP INC/THE	5.950% 01/15/2027 DD 11/09/06	215,000	190,086	228,324
GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	210,000	245,547	240,803
GOLDMAN SACHS GROUP INC/THE	5.750% 01/24/2022 DD 01/24/12	285,000	303,235	320,822
GOLDMAN SACHS GROUP INC/THE	2.375% 01/22/2018 DD 01/22/13	165,000	164,931	165,627
GS MORTGAGE SECURITIES GC10 A5	2.943% 02/10/2046 DD 02/01/13	140,000	142,572	131,011
GS MORTGAGE SECURITIES GC12 A4	3.135% 06/10/2046 DD 05/01/13	165,000	169,946	156,078
GS MORTGAGE SECURITIES GG4 A4A	4.751% 07/10/2039 DD 06/01/05	429,805	464,185	445,252
HCP INC	2.625% 02/01/2020 DD 11/19/12	150,000	149,594	142,979
HCP INC	4.250% 11/15/2023 DD 11/12/13	165,000	164,241	161,403
HCP INC	6.000% 03/01/2015 DD 02/28/03	95,000	94,471	100,544
HCP INC	6.000% 01/30/2017 DD 01/22/07	85,000	91,478	95,262
HEALTH CARE REIT INC	4.125% 04/01/2019 DD 04/03/12	90,000	97,060	94,766
HEALTH CARE REIT INC	2.250% 03/15/2018 DD 12/06/12	245,000	243,777	242,219
HEINEKEN NV 144A	1.400% 10/01/2017 DD 10/10/12	95,000	94,687	93,202
HEWLETT-PACKARD CO	4.300% 06/01/2021 DD 05/31/11	245,000	251,049	248,320

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2013

HEWLETT-PACKARD CO	3.000% 09/15/2016 DD 09/19/11	475,000	473,974	494,105
HOME DEPOT INC/THE	2.250% 09/10/2018 DD 09/10/13	185,000	184,739	187,544
HOWARD HUGHES MEDICAL INSTITUT	3.500% 09/01/2023 DD 07/22/13	95,000	94,803	93,419
HSBC BANK USA NA	4.875% 08/24/2020 DD 08/24/10	300,000	297,243	323,769
HSBC HOLDINGS PLC	5.100% 04/05/2021 DD 04/05/11	365,000	367,372	405,679
HUTCHISON WHAMPOA INTERNA 144A	4.625% 09/11/2015 DD 09/11/09	450,000	473,490	476,199
IMPERIAL TOBACCO FINANCE 144A	2.050% 02/11/2018 DD 02/11/13	575,000	574,483	568,572
INTERNATIONAL BUSINESS MACHINE	3.375% 08/01/2023 DD 08/01/13	400,000	398,720	389,720
JP MORGAN CHASE COMMER CB14 A4	VAR RT 12/12/2044 DD 03/01/06	450,000	493,953	480,200
JP MORGAN CHASE COMMER CB16 A4	5.552% 05/12/2045 DD 09/01/06	423,273	477,992	459,772
JP MORGAN CHASE COMMERC CBX A6	4.899% 01/12/2037 DD 11/01/04	300,000	301,488	307,431
JP MORGAN CHASE COMMERC LC9 A5	2.840% 12/15/2047 DD 12/01/12	175,000	178,397	163,637
JPMORGAN CHASE & CO	5.125% 09/15/2014 DD 09/15/04	50,000	53,929	51,514
JPMORGAN CHASE & CO	6.125% 06/27/2017 DD 06/27/07	800,000	828,230	908,656
JPMORGAN CHASE & CO	6.300% 04/23/2019 DD 04/23/09	65,000	79,766	76,716
JPMORGAN CHASE & CO	4.950% 03/25/2020 DD 03/25/10	150,000	149,942	166,355
JPMORGAN CHASE & CO	4.250% 10/15/2020 DD 10/21/10	105,000	103,767	111,304
JPMORGAN CHASE & CO	4.350% 08/15/2021 DD 08/10/11	250,000	248,800	263,480
JPMORGAN CHASE & CO	3.375% 05/01/2023 DD 05/01/13	310,000	292,885	288,920
JPMORGAN CHASE COMMERC LDP2 A4	4.738% 07/15/2042 DD 06/01/05	400,000	435,203	416,700
KANSAS CITY SOUTHERN DE MEXICO	2.350% 05/15/2020 DD 05/03/13	300,000	285,963	279,486
KEYCORP	2.300% 12/13/2018 DD 11/13/13	285,000	284,820	282,934
KIMCO REALTY CORP	5.584% 11/23/2015 DD 11/21/05	175,000	175,079	189,513
KIMCO REALTY CORP	6.875% 10/01/2019 DD 09/24/09	160,000	159,744	190,750
KIMCO REALTY CORP	4.300% 02/01/2018 DD 09/03/10	75,000	74,739	80,696
KINDER MORGAN ENERGY PARTNERS	5.300% 09/15/2020 DD 05/19/10	225,000	251,642	248,202
KRAFT FOODS GROUP INC	2.250% 06/05/2017 DD 12/05/12	130,000	129,762	131,634
KRAFT FOODS GROUP INC	3.500% 06/06/2022 DD 12/06/12	125,000	123,875	121,824
KROGER CO/THE	3.850% 08/01/2023 DD 07/25/13	80,000	79,966	78,765
LIBERTY PROPERTY LP	6.625% 10/01/2017 DD 09/25/07	110,000	109,324	125,964
LIBERTY PROPERTY LP	4.125% 06/15/2022 DD 06/11/12	55,000	58,729	54,134
LIBERTY PROPERTY LP	3.375% 06/15/2023 DD 12/10/12	70,000	69,932	63,709
LINCOLN NATIONAL CORP	4.000% 09/01/2023 DD 08/16/13	305,000	302,530	300,995
M&T BANK AUTO RE 13-1A A3 144A	1.060% 11/15/2017 DD 09/19/13	465,000	464,994	467,725
MARATHON OIL CORP	2.800% 11/01/2022 DD 10/29/12	410,000	409,004	377,860
MARSH & MCLENNAN COS INC	2.300% 04/01/2017 DD 03/12/12	100,000	101,435	100,711
MARSH & MCLENNAN COS INC	4.050% 10/15/2023 DD 09/27/13	375,000	373,523	369,439
MERRILL LYNCH & CO INC	6.875% 04/25/2018 DD 04/25/08	1,055,000	1,170,308	1,247,400
MERRILL LYNCH & CO INC	5.700% 05/02/2017 DD 05/02/07	145,000	160,498	161,178
METLIFE INC	VAR RT 09/15/2023 DD 09/10/13	255,000	256,275	260,327
MOLSON COORS BREWING CO	3.500% 05/01/2022 DD 05/03/12	25,000	24,912	24,546
MORGAN STANLEY	6.625% 04/01/2018 DD 04/01/08	875,000	931,108	1,023,829

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2013

MORGAN STANLEY	5.550% 04/27/2017 DD 04/27/07	345,000	371,593	384,854
MORGAN STANLEY	4.875% 11/01/2022 DD 10/23/12	150,000	151,210	153,549
MORGAN STANLEY CAPITAL HQ6 A4A	4.989% 08/13/2042 DD 08/01/05	595,000	652,571	621,763
MORGAN STANLEY CAPITAL T23 A4	VAR RT 08/12/2041 DD 08/01/06	140,000	121,756	153,933
NATIONAL RURAL UTILITIES COOPE	3.050% 02/15/2022 DD 02/02/12	325,000	323,882	315,728
NBCUNIVERSAL MEDIA LLC	4.375% 04/01/2021 DD 04/01/11	300,000	308,210	317,526
NEW YORK LIFE GLOBAL FUND 144A	1.650% 05/15/2017 DD 02/14/12	625,000	623,881	625,688
NEWS AMERICA INC	4.500% 02/15/2021 DD 08/15/11	345,000	342,522	369,795
NEWS AMERICA INC	3.000% 09/15/2022 DD 09/14/12	245,000	243,261	230,312
NEXEN INC	6.200% 07/30/2019 DD 07/30/09	275,000	320,427	317,023
NIPPON TELEGRAPH & TELEPHONE C	1.400% 07/18/2017 DD 07/18/12	300,000	299,595	296,388
NISSAN AUTO LEASE TRUST A A4	0.740% 10/15/2018 DD 05/23/13	175,000	174,976	174,960
OBP DEPOSITOR LLC T OBP A 144A	4.646% 07/15/2045 DD 07/01/10	150,000	157,838	162,669
ONCOR ELECTRIC DELIVERY CO LLC	4.100% 06/01/2022 DD 05/18/12	180,000	189,194	180,812
ORACLE CORP	3.625% 07/15/2023 DD 07/16/13	160,000	158,557	158,715
PACIFICORP	5.500% 01/15/2019 DD 01/08/09	500,000	589,300	574,195
PENSKE TRUCK LEASING CO L 144A	4.875% 07/11/2022 DD 07/13/12	155,000	159,446	159,011
PENSKE TRUCK LEASING CO L 144A	2.875% 07/17/2018 DD 01/17/13	315,000	316,023	316,852
PEPSICO INC	7.900% 11/01/2018 DD 10/24/08	33,000	32,920	41,249
PEPSICO INC	3.125% 11/01/2020 DD 10/26/10	100,000	99,167	100,115
PEPSICO INC	2.250% 01/07/2019 DD 07/30/13	405,000	404,550	406,207
PERNOD-RICARD SA 144A	5.750% 04/07/2021 DD 04/07/11	480,000	547,627	529,090
PETROBRAS INTERNATIONAL FINANC	5.875% 03/01/2018 DD 11/01/07	931,000	1,033,664	992,246
PHILIP MORRIS INTERNATIONAL IN	3.600% 11/15/2023 DD 11/12/13	325,000	322,650	314,584
PNC BANK NA	2.700% 11/01/2022 DD 10/22/12	350,000	321,461	317,265
PNC FUNDING CORP	5.250% 11/15/2015 DD 11/03/03	405,000	425,594	434,913
PROLOGIS LP	4.500% 08/15/2017 DD 08/09/10	215,000	212,680	232,204
PRUDENTIAL FINANCIAL INC	2.300% 08/15/2018 DD 08/15/13	160,000	159,813	159,053
PRUDENTIAL FINANCIAL INC	5.100% 08/15/2043 DD 08/15/13	170,000	169,922	168,837
REALTY INCOME CORP	6.750% 08/15/2019 DD 09/05/07	300,000	299,481	351,210
ROYAL BANK OF SCOTLAND GROUP P	2.550% 09/18/2015 DD 09/18/12	225,000	224,872	230,121
ROYAL BANK OF SCOTLAND PLC/THE	3.950% 09/21/2015 DD 09/20/10	75,000	74,845	78,557
SABMILLER HOLDINGS INC 144A	2.200% 08/01/2018 DD 08/13/13	200,000	199,506	199,686
SBA TOWER TRUST 144A	4.254% 04/15/2040 DD 04/16/10	375,000	375,000	379,684
SOCIETE GENERALE SA	2.625% 10/01/2018 DD 10/01/13	340,000	339,432	342,982
SOUTHERN CALIFORNIA EDISON CO	3.500% 10/01/2023 DD 10/02/13	485,000	484,146	475,324
SOUTHWEST AIRLINES CO 2007-1 P	6.150% 02/01/2024 DD 10/03/07	196,266	198,554	224,724
STANDARD CHARTERED PLC 144A	5.200% 01/26/2024 DD 09/26/13	400,000	399,648	399,196
TELEFONICA EMISIONES SAU	3.992% 02/16/2016 DD 02/16/11	75,000	75,226	78,780
TIAA SEASONED COMMERCIAL C4 A3	VAR RT 08/15/2039 DD 07/10/07	272,664	290,035	280,178
TIME WARNER CABLE INC	5.850% 05/01/2017 DD 04/09/07	270,000	269,376	294,489
TIME WARNER CABLE INC	8.250% 02/14/2014 DD 11/18/08	140,000	139,789	141,203

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2013

TIME WARNER CABLE INC	4.000% 09/01/2021 DD 09/12/11	105,000	104,064	97,519
TIME WARNER INC	4.875% 03/15/2020 DD 03/11/10	125,000	124,588	137,010
TIME WARNER INC	4.750% 03/29/2021 DD 04/01/11	200,000	200,756	213,274
TIME WARNER INC	4.000% 01/15/2022 DD 10/17/11	240,000	247,934	243,031
U S TREAS NT	0.250% 10/31/2015 DD 10/31/13	3,425,000	3,421,789	3,420,171
U S TREASURY BOND	5.375% 02/15/2031 DD 02/15/01	500,000	626,406	612,735
U S TREASURY NOTE	2.000% 04/30/2016 DD 04/30/11	605,000	631,103	625,891
U S TREASURY NOTE	0.625% 07/15/2014 DD 07/15/11	140,000	139,932	140,388
U S TREASURY NOTE	0.250% 02/15/2015 DD 02/15/12	7,825,000	7,768,758	7,830,478
UBS AG/STAMFORD CT	5.875% 07/15/2016 DD 07/26/06	300,000	336,945	333,579
UBS COMMERCIAL MORTGAGE C1 A3	3.400% 05/10/2045 DD 05/01/12	385,000	417,295	379,271
UBS-BARCLAYS COMMERCIAL C2 A4	3.525% 05/10/2063 DD 07/01/12	165,000	175,885	163,096
UBS-BARCLAYS COMMERCIAL C4 A5	2.850% 12/10/2045 DD 12/01/12	265,000	243,852	247,009
UBS-BARCLAYS COMMERCIAL C6 A4	3.244% 04/10/2046 DD 04/01/13	170,000	165,386	162,614
UDR INC	3.700% 10/01/2020 DD 09/26/13	70,000	69,987	70,377
UNION ELECTRIC CO	6.400% 06/15/2017 DD 06/15/07	345,000	344,696	395,529
UNITEDHEALTH GROUP INC	6.000% 02/15/2018 DD 02/07/08	250,000	293,238	288,828
US BANCORP	2.200% 11/15/2016 DD 11/03/11	490,000	488,746	506,023
US BANCORP/MN	1.950% 11/15/2018 DD 11/07/13	325,000	324,597	323,258
US TREAS-CPI INFLAT	0.625% 02/15/2043 DD 02/15/13	1,244,478	970,061	956,891
US TREAS-CPI INFLAT	0.125% 04/15/2018 DD 04/15/13	8,058,020	8,315,947	8,218,536
VENTAS REALTY LP / VENTAS CAPI	2.000% 02/15/2018 DD 12/13/12	165,000	164,569	162,197
VENTAS REALTY LP / VENTAS CAPI	2.700% 04/01/2020 DD 03/19/13	225,000	224,870	215,145
VERIZON COMMUNICATIONS INC	8.750% 11/01/2018 DD 11/04/08	471,000	619,111	602,677
VERIZON COMMUNICATIONS INC	2.500% 09/15/2016 DD 09/18/13	800,000	799,384	827,232
VERIZON COMMUNICATIONS INC	4.500% 09/15/2020 DD 09/18/13	380,000	379,506	406,817
VERIZON COMMUNICATIONS INC	6.550% 09/15/2043 DD 09/18/13	385,000	384,550	450,435
VERIZON COMMUNICATIONS INC	7.750% 12/01/2030 DD 06/01/01	100,000	119,045	127,724
VIACOM INC	5.625% 09/15/2019 DD 08/26/09	135,000	163,027	153,538
VIRGINIA ELECTRIC AND POWER CO	2.950% 01/15/2022 DD 01/12/12	326,000	325,214	314,962
WACHOVIA BANK COMMERCIA C18 A4	4.935% 04/15/2042 DD 05/01/05	275,046	297,855	285,333
WACHOVIA CORP	5.750% 02/01/2018 DD 01/31/08	675,000	765,909	778,329
WELLPOINT INC	2.300% 07/15/2018 DD 08/06/13	135,000	134,432	133,928
WELLS FARGO & CO	3.450% 02/13/2023 DD 02/13/13	125,000	124,926	118,180
WELLS FARGO & CO	4.125% 08/15/2023 DD 08/15/13	160,000	159,454	157,736
WELLS FARGO & CO	2.150% 01/15/2019 DD 10/28/13	145,000	144,682	144,546
WFRBS COMMERCIAL MO C2 A4 144A	VAR RT 02/15/2044 DD 03/01/11	120,000	138,250	130,496
WFRBS COMMERCIAL MO C3 A4 144A	4.375% 03/15/2044 DD 06/01/11	360,000	412,547	378,788
WFRBS COMMERCIAL MORTGA C11 A5	3.071% 03/15/2045 DD 02/01/13	245,000	252,347	232,147
XSTRATA FINANCE CANADA LT 144A	VAR RT 10/23/2015 DD 10/25/12	325,000	324,896	329,137
XSTRATA FINANCE CANADA LT 144A	VAR RT 10/25/2017 DD 10/25/12	325,000	324,454	328,689
ZOETIS INC	3.250% 02/01/2023 DD 08/01/13	680,000	639,540	636,256

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2013

ZOETIS INC	1.875% 02/01/2018 DD 08/01/13	85,000	84,952	84,301
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2029 DD 01/01/14	9,700,000	(10,334,289)	(10,334,289)
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2029 DD 01/01/14	4,600,000	(4,899,719)	(4,899,719)
COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2044 DD 01/01/14	4,300,000	(4,564,047)	(4,564,047)
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2044 DD 01/01/14	4,000,000	(4,414,375)	(4,414,375)
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2044 DD 01/01/14	2,300,000	(2,538,266)	(2,538,266)
COMMIT TO PUR FHLMC GOLD SFM	4.000% 01/01/2044 DD 01/01/14	4,100,000	(4,223,641)	(4,223,641)
COMMIT TO PUR FHLMC GOLD SFM	6.000% 01/01/2044 DD 01/01/14	1,000,000	(1,100,469)	(1,100,469)
INTEREST BEARING CASH	TEMPORARY INVESTMENST		49,301,769	49,301,769
TOTAL UNDERLYING ASSETS			161,505,679	162,636,832

BANK OF TOKYO INV-DOWCHEM13-1 - 50% of MARKET VALUE				81,318,416
IGT INVESCO SHORT-TERM BOND FUND				84,309,074
FAIR VALUE BANK OF TOKYO INV-DOWCHEM13-1				165,627,490
BANK OF TOKYO INV-DOWCHEM13-1 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(3,275,310)
BANK OF TOKYO INV-DOWCHEM13-1 - CONTRACT VALUE				162,352,180

RGA RGA00036 - 50% of MARKET VALUE				81,318,416
IGT INVESCO SHORT-TERM BOND FUND				112,020,638
FAIR VALUE RGA RGA00036				193,339,054
RGA RGA00036 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(2,599,767)
RGA RGA00036 - CONTRACT VALUE				190,739,287

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-67414) on Form S-8 of our report dated June 26, 2014, appearing in the annual report on Form 11-K of The Dow Chemical Company Employees' Savings Plan as of December 31, 2013 and 2012 and for the year ended December 31, 2013.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC
Elgin, Illinois
June 26, 2014